Exhibit 99.1

Report of Independent Auditors

To the Board of Directors of SemGroup Energy Partners G.P., L.L.C.:

    In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of SemGroup Energy Partners G.P., L.L.C. and subsidiaries (the “Company”) at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

    The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 17 to the financial statement, the Company has substantial long-term debt, a deficit in partners’ capital, significant litigation uncertainties, and other issues, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 17. The financial statement does not include any adjustments that might result from the outcome of this uncertainty

/s/ PricewaterhouseCoopers LLP
Tulsa, Oklahoma
July 2, 2009

SEMGROUP ENERGY PARTNERS G.P., L.L.C.
CONSOLIDATED BALANCE SHEET
December 31, 2008
(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$29,644
Accounts receivable, net of allowance for doubtful accounts of $554	8,342
Receivables from related parties, net of allowance for doubtful accounts of $0	18,912
Prepaid insurance	2,256
Other current assets	1,811
Total current assets	60,965

Property, plant and equipment, net of accumulated depreciation of $80,277	284,489
Goodwill	6,340
Debt issuance costs	1,956
Other assets, net	1,750
Total assets	$355,500

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Current liabilities
Accounts payable	$2,610
Payables to related parties	20,134
Accrued interest payable	175
Accrued property taxes payable	1,951
Interest rate swap settlements payable	1,505
Unearned revenue	2,765
Other accrued liabilities	2,923
Current portion of capital lease obligations	866
Total current liabilities	32,929

Long-term debt	448,100
Long-term capital lease obligations	255
Minority interest	480,993
Commitments and contingencies (Note 14)
Partners’ capital (deficit)	(606,777)
Total liabilities and partners’ capital (deficit)	$355,500

See accompanying notes to consolidated balance sheet.

SEMGROUP ENERGY PARTNERS, G.P., L.L.C.
NOTES TO CONSOLIDATED BALANCE SHEET

1. ORGANIZATION AND NATURE OF BUSINESS

SemGroup Energy Partners G.P., L.L.C. and subsidiaries (the “General Partner”) is a single member Delaware limited liability company, formed on February 22, 2007 to become the general partner of SemGroup Energy Partners, L.P. (the “Partnership”). The General Partner is an indirect wholly-owned subsidiary of SemGroup, L.P. (“Private Company”). The General Partner owns a 2% general partner interest in the Partnership. However, due to the substantive control granted to the General Partner by the partnership agreement of the Partnership the accounts of the Partnership are consolidated into the financial statements of the General Partner.

On July 20, 2007, the Partnership issued 12,500,000 common units, representing limited partnership interests in the Partnership, and 12,570,504 subordinated units, representing additional limited partnership interests in the Partnership, to SemGroup Holdings, L.P. (“SemGroup Holdings”) and 549,908 general partner units representing a 2% general partner interest in the General Partner. SemGroup Holdings subsequently offered 12,500,000 common units pursuant to a public offering at a price of $22 per unit. In addition, the Partnership issued an additional 1,875,000 common units to the public pursuant to the underwriters’ exercise of their over-allotment option. The initial public offering closed on July 23, 2007.

On February 20, 2008, the Partnership purchased land, receiving infrastructure, storage tanks, machinery, pumps and piping at 46 liquid asphalt cement and residual fuel oil terminalling and storage facilities (the “Acquired Asphalt Assets”) from the Private Company for aggregate consideration of $379.5 million, including $0.7 million of acquisition-related costs. For accounting purposes, the acquisition has been reflected as a purchase of assets, with the Acquired Asphalt Assets recorded at the historical cost of the Private Company, which was approximately $145.5 million, with the additional purchase price of $234.0 million reflected in the statement of changes in partners’ capital as a distribution to the Private Company.  In conjunction with the purchase of the Acquired Asphalt Assets, the Partnership amended its existing credit facility, increasing its borrowing capacity to $600 million. Concurrently, the Partnership issued 6,000,000 common units, receiving proceeds, net of underwriting discounts and offering-related costs, of $137.2 million. The General Partner also made a capital contribution of $2.9 million to maintain its 2.0% general partner interest in the Partnership. On March 5, 2008, the Partnership issued an additional 900,000 common units, receiving proceeds, net of underwriting discounts, of $20.6 million, in connection with the underwriters’ exercise of their over-allotment option in full. The General Partner made a corresponding capital contribution of $0.4 million to maintain its 2.0% general partner interest in the Partnership.  In connection with the acquisition of the Acquired Asphalt Assets, the Partnership entered into a Terminalling and Storage Agreement (the “Terminalling Agreement”) with the Private Company and certain of its subsidiaries under which the Partnership provided liquid asphalt cement terminalling and storage and throughput services to the Private Company and the Private Company agreed to use the Partnership’s services at certain minimum levels.  The board of directors of the General Partner (the “Board”) approved the acquisition of the Acquired Asphalt Assets as well as the terms of the related agreements based on a recommendation from its conflicts committee, which consisted entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating the transaction and considered a number of factors in approving the acquisition, including an opinion from the committee’s independent financial advisor that the consideration paid for the Acquired Asphalt Assets was fair, from a financial point of view, to the Partnership.

On May 12, 2008, the Partnership purchased the Eagle North Pipeline System, a 130-mile, 8-inch pipeline that originates in Ardmore, Oklahoma and terminates in Drumright, Oklahoma (the “Acquired Pipeline Assets”) from the Private Company for aggregate consideration of $45.1 million, including $0.1 million of acquisition-related costs.  For accounting purposes, the acquisition has been reflected as a purchase of assets, with the Acquired Pipeline Assets recorded at the historical cost of the Private Company, which was approximately $35.1 million, with the additional purchase price of $10.0 million reflected in the statement of changes in partners’ capital as a distribution to the Private Company.  The acquisition was funded with borrowings under the Partnership’s existing revolving credit facility.  The Board approved the acquisition of the Acquired Pipeline Assets based on a recommendation from its conflicts committee, which consisted entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating the transaction and considered a number of factors in approving the acquisition, including an opinion from the committee’s independent financial advisor that the consideration paid for the Acquired Pipeline Assets was fair, from a financial point of view, to the Partnership.

On May 30, 2008, the Partnership purchased eight recently constructed crude oil storage tanks located at the Cushing Interchange from the Private Company and the Private Company assigned a take-or-pay, fee-based agreement to the Partnership that commits substantially all of the 2.0 million barrels of new storage to a third-party customer through August 2010 (the “Acquired Storage Assets”) for aggregate consideration of $90.3 million, including $0.3 million of acquisition-related costs.  For accounting purposes, the acquisition has been reflected as a purchase of assets, with the Acquired Storage Assets recorded at the historical cost of the Private Company, which was approximately $17.2 million, inclusive of $0.6 million of completion costs subsequent to the close of the acquisition, with the additional purchase price of $73.1 million reflected in the statement of changes in partners’ capital as a distribution to the Private Company.  The acquisition was funded with borrowings under the Partnership’s existing revolving credit facility.  The Board approved the acquisition of the Acquired Storage Assets based on a recommendation from its conflicts committee, which consisted entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating the transaction and considered a number of factors in approving the acquisition, including an opinion from the committee’s independent financial advisor that the consideration paid for the Acquired Storage Assets was fair, from a financial point of view, to the Partnership.

For the year ended December 31, 2008, the Partnership derived approximately 73% of its revenues, excluding fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks, from services it provided to the Private Company.

 On July 22, 2008, the Private Company and certain of its subsidiaries filed voluntary petitions (the “Bankruptcy Filings”) for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), Case No. 08-11547-BLS.  The Private Company and its subsidiaries continue to operate their businesses and own and manage their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. None of the Partnership, the General Partner, the subsidiaries of the Partnership nor the subsidiaries of the General Partner were party to the Bankruptcy Filings.  See Notes 8 and 17 for a discussion of the impact of the Bankruptcy Filings and related events upon the Partnership.

2. BASIS OF PRESENTATION

The accompanying consolidated balance sheet and related notes have been prepared assuming that the Partnership will continue as a going concern.  Prior to consummating the Settlement (as defined below in Note 17), events of default existed under the Partnership’s credit facility, including during the year ended December 31, 2008.  As discussed in Notes 8 and 17 to the financial statements, the Partnership entered into the Credit Agreement Amendment (as defined below) under which, among other things, the lenders under the Partnership’s credit facility consented to the Settlement and waived all existing defaults and events of default described in the Forbearance Agreement (as defined below) and amendments thereto.  However, the Partnership continues to face uncertainty relating to its to its ability to comply with certain restrictive financial covenants specified in its credit facility, its exposure and sensitivity to interest rate risks given the materiality of its borrowings under its credit facility, and uncertainties related to securities and other litigation as discussed in Note 17.  These factors raise substantial doubt about the Partnership’s ability to continue as a going concern.  Management’s plans in regard to these matters are also discussed in Note 17.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying consolidated balance sheet and related notes include the accounts of the General Partner and the Partnership, including the assets and liabilities contributed to the Partnership by the Private Company in connection with the Partnership’s initial public offering. The consolidated balance sheet has been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“GAAP”). The General Partner consolidates the Partnership in accordance with Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 presumes that a general partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the general partner.

The accompanying consolidated balance sheet includes the assets and liabilities of crude oil terminalling and storage and gathering and transportation operations that were contributed to the Partnership prior to the closing of the Partnership’s initial public offering on a carve-out basis and are referred to herein as the “Predecessor”. Both the Partnership and the Predecessor had common ownership and, in accordance with Emerging Issues Task Force Issue No. 87-21, “Change of Accounting Basis in Master Limited Partnership Transactions,” the assets and liabilities transferred were carried forward to the Partnership at their historical amounts. Specifically, the Predecessor’s terminalling and storage and gathering and transportation operations were contributed to the Partnership and include crude oil storage capacity located in Oklahoma, Kansas and Texas, pipelines that gather and transport crude oil in Oklahoma and Texas, and owned or leased crude oil transport trucks that gather and transport crude oil primarily in Oklahoma, Kansas and Texas. All significant intercompany accounts and transactions have been eliminated in the preparation of the accompanying financial statements.

All significant intercompany balances and transactions have been eliminated in consolidation. Transactions between the General Partner, the Partnership and other Private Company operations have been identified in the consolidated balance sheet as transactions between affiliates (see Note 12).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of contingencies. Management makes significant estimates including: (1) allowance for doubtful accounts receivable; (2) estimated useful lives of assets, which impacts depreciation; (3) estimated cash flows and fair values inherent in impairment tests under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”); (4) estimated fair value of assets and liabilities acquired and identification of associated intangible assets; (5) accruals related to revenues and expenses; and (6) liability and contingency accruals. Although management believes these estimates are reasonable, actual results could differ from these estimates.

RECLASSIFICATIONS — Certain amounts in the Partnership’s consolidated financial statements have been reclassified to conform to the 2008 presentation.  These reclassifications did not impact previously reported net income or partners’ capital.

CASH AND CASH EQUIVALENTS — The Partnership includes as cash and cash equivalents, cash and all investments with maturities at date of purchase of three months or less which are readily convertible into known amounts of cash.

ACCOUNTS RECEIVABLE — The majority of the Partnership’s accounts receivable relate to its gathering and transportation activities. Accounts receivable included in the balance sheet are reflected net of the allowance for doubtful accounts of $0.6 million at December 31, 2008.

The Partnership reviews all outstanding accounts receivable balances on a monthly basis and records a reserve for amounts that the Partnership expects will not be fully recovered. Although the Partnership considers its allowance for doubtful trade accounts receivable to be adequate, there is no assurance that actual amounts will not vary significantly from estimated amounts.

PROPERTY, PLANT AND EQUIPMENT — Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs that do not add capacity or extend the useful life of an asset are expensed as incurred. The carrying value of the assets is based on estimates, assumptions and judgments relative to useful lives and salvage values. As assets are disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other income in the statements of operations.

Depreciation is calculated using the straight-line method, based on estimated useful lives of the assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, management makes estimates with respect to useful lives and salvage values that it believes are reasonable. However, subsequent events could cause management to change its estimates, thus impacting the future calculation of depreciation.

The Partnership has contractual obligations to perform dismantlement and removal activities in the event that some of its liquid asphalt cement and residual fuel oil terminalling and storage assets are abandoned (see Note 14).  Such obligations are recognized in the period incurred if reasonably estimable under the provisions of SFAS No 143, “Accounting for Asset Retirement Obligations.”

IMPAIRMENT OF LONG-LIVED ASSETS — Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS 144 as amended. Under SFAS 144, a long-lived asset is tested for impairment when events or circumstances indicate that its carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount by which the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows. There were no asset impairments for the year ended December 31, 2008.

DEBT ISSUANCE COSTS — Costs incurred in connection with the issuance of long-term debt related to the Partnership’s credit facilities are capitalized and amortized using the straight-line method over the term of the related debt. Use of the straight-line method does not differ materially from the “effective interest” method of amortization.

GOODWILL AND OTHER INTANGIBLE ASSETS — Goodwill represents the excess of the cost of acquisitions over the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized but is tested annually for impairment and when events and circumstances warrant an interim evaluation. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Partnership has three reporting segments comprised of (i) its crude oil terminalling and storage operations, (ii) its crude oil gathering and transportation operations and (iii) its asphalt operations. All of the Partnership’s goodwill is attributed to its crude oil gathering and transportation reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Since adoption of SFAS 142, the Partnership has not recognized any impairment of goodwill.

Acquired customer relationships and non-compete agreements are capitalized and amortized over useful lives ranging from 5 to 10 years using the straight-line method of amortization. An impairment loss is recognized for amortizable intangibles if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.  No impairment loss was recognized for the year ended December 31, 2008.

ENVIRONMENTAL MATTERS — Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources are charged to expense when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. No material environmental liabilities exist as of December 31, 2008.

REVENUE RECOGNITION — The Partnership’s revenues consist of (i) terminalling and storage revenues and (ii) gathering and transportation revenues.

Terminalling and storage revenues consist of (i) storage fees from actual storage used on a month-to-month basis; (ii) storage fees resulting from short-term and long-term contracts for committed space that may or may not be utilized by the customer in a given month; and (iii) terminal throughput charges to pump crude oil to connecting carriers or to deliver liquid asphalt cement out of the Partnership’s terminals. Terminal throughput charges are recognized as the crude oil exits the terminal and is delivered to the connecting crude oil carrier or third-party terminal and as the liquid asphalt cement is delivered out of the Partnership’s terminal. Storage revenues are recognized as the services are provided and the amounts earned on a monthly basis. All terminalling and storage revenues are based on actual volumes and rates.

Gathering and transportation revenues consist of fees recognized for the gathering of crude oil for the Partnership’s customers and the transportation of the crude oil to refiners, to common carrier pipelines for ultimate delivery to refiners, or to terminalling and storage facilities owned by the Partnership and others. Revenue for the gathering and transportation of crude oil is recognized when the service is performed and is based upon regulated and non-regulated tariff rates and the related transport volumes.

INCOME AND OTHER TAXES — The Partnership is not subject to federal income taxes. For federal and most state income tax purposes, all income, gains, losses, expenses, deductions and tax credits generated by the Partnership flow through to the unitholders of the Partnership. Beginning in 2007, the state of Texas implemented a partnership-level tax based on a percentage of the revenue earned for services provided in the state of Texas. The Partnership has estimated its liability related to this tax to be $0.3 million at December 31, 2008.

STOCK BASED COMPENSATION — In July 2007 the General Partner adopted the SemGroup Energy Partners G.P. L.L.C. Long Term Incentive Plan (the “Plan”). The compensation committee of the general partner’s board of directors administers the Plan. The Plan authorizes the grant of an aggregate of 1.25 million common units deliverable upon vesting. Although other types of awards are contemplated under the Plan, currently outstanding awards include “phantom” units, which convey the right to receive common units upon vesting, and “restricted” units, which are grants of common units restricted until the time of vesting. The phantom unit awards also include distribution equivalent rights (“DERs”). Subject to applicable earnings criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. Cash distributions paid on DERs are accounted for as partnership distributions. Recipients of restricted units are entitled to receive cash distributions paid on common units during the vesting period. The unit-based awards granted during 2008 have been accounted for under the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”).

Under SFAS 123(R), the Partnership classifies unit award grants as either equity or liability awards. All award grants made under the Plan from its inception through December 31, 2008 are classified as equity awards. Fair value for award grants classified as equity is determined on the grant date of the award and this value is recognized as compensation expense ratably over the requisite service period of unit award grants, which generally is the vesting period. Fair value for equity awards is calculated as the closing price of the Partnership’s common units representing limited partner interests in the Partnership (“limited partner units”) on the grant date. Compensation expense related to unit-based payments is included in general and administrative expenses on the Partnership’s consolidated statements of operations.

DERIVATIVE INSTRUMENTS — The Partnership utilizes derivative instruments to manage its exposure to interest rate risk. The Partnership records all derivative instruments on the balance sheet as either assets or liabilities measured at their fair value under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) . SFAS 133 requires that changes in derivative instruments’ fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case, changes in fair value are deferred to accumulated other comprehensive income and reclassified into earnings when the underlying transaction affects earnings. Changes in the fair value of the Partnership’s interest rate swaps are recognized currently in earnings. See Note 8 for further discussion.

4. OTHER CURRENT ASSETS

Other current assets consist of the following (in thousands):

December 31,
2008
Prepaid deposits	$1,560
Other prepayments	251
Total other current assets	$1,811

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net is stated at cost and consisted of the following (in thousands):

	Estimated
	Useful	December 31,
	Lives (Years)	2008
Land		$15,065
Land improvements	10-20	5,366
Pipelines and facilities	5-31	95,010
Storage and terminal facilities	10-35	166,950
Transportation equipment	3-10	24,744
Office property and equipment and other	3-31	19,972
Construction-in-progress		37,659
Property, plant and equipment, gross		364,766
Accumulated depreciation		(80,277)
Property, plant and equipment, net		$284,489

Property, plant and equipment includes assets under capital leases of $1.2 million, net of accumulated depreciation of $5.3 million at December 31, 2008, respectively. All capital leases relate to the transportation equipment asset category.  At December 31, 2008, $37.1 million of construction-in-progress consists of the Eagle North Pipeline System, a 130-mile, 8-inch pipeline that was acquired by the Partnership from the Private Company on May 12, 2008.  The Partnership has suspended capital expenditures on this pipeline due to the continuing impact of the Bankruptcy Filings (see Note 17).  Management currently intends to put the asset into service in early 2010 and is exploring various alternatives to complete the project.

6. INTANGIBLES AND OTHER ASSETS, NET

Other assets, net of accumulated amortization, consist of the following (in thousands):

December 31,
2008
Customer relationships	$1,858
Non-compete agreements	557
Deposits	19
Other	59

Other assets, gross	2,493
Accumulated amortization	(743)

Other assets, net	$1,750

7. ACQUISITIONS

The Partnership has acquired various assets, including the Acquired Asphalt Assets, the Acquired Pipeline Assets and the Acquired Storage Assets, from the Private Company.  See Notes 1, 10 and 12 for a description of these acquisitions.  In addition, the Partnership acquired certain liquid asphalt cement assets and crude oil assets from the Private Company in connection with the Settlement (see Note 17).

8. LONG TERM DEBT

On July 20, 2007, the Partnership entered into a $250.0 million five-year credit facility with a syndicate of financial institutions. The Partnership borrowed approximately $137.5 million prior to the closing of the initial public offering. The Partnership distributed $136.5 million, net of debt issuance costs of $1.0 million, advanced under the credit agreement to SemGroup Holdings. On July 23, 2007, the Partnership repaid approximately $38.7 million under the credit facility with the proceeds it received in connection with the exercise of the underwriters’ over-allotment option in the Partnership’s initial public offering.

In connection with its purchase of the Acquired Asphalt Assets, the Partnership amended this credit facility to increase the total borrowing capacity to $600.0 million.

Due to events related to the Bankruptcy Filings, events of default occurred under the Partnership’s credit agreement (see Note 17).  Effective on September 18, 2008, the Partnership and the requisite lenders under its credit facility entered into a Forbearance Agreement and Amendment to Credit Agreement (the “Forbearance Agreement”) under which the lenders agreed, subject to specified limitations and conditions, to forbear from exercising their rights and remedies arising from the Partnership’s defaults and events of default described therein for the period commencing on September 18, 2008 and ending on the earliest of (i) December 11, 2008, (ii) the occurrence of any default or event of default under the credit agreement other than certain defaults and events of default indicated in the Forbearance Agreement, or (iii) the failure of the Partnership to comply with any of the terms of the Forbearance Agreement (the “Forbearance Period”).  On December 11, 2008, the lenders agreed to extend the Forbearance Period until December 18, 2008 pursuant to a First Amendment to Forbearance Agreement and Amendment to Credit Agreement (the “First Forbearance Amendment”), on December 18, 2008, the lenders agreed to extend the Forbearance Period until March 18, 2009 pursuant to a Second Amendment to Forbearance Agreement and Amendment to Credit Agreement (the “Second Forbearance Amendment”), and on March 18, 2009, the lenders agreed to further extend the Forbearance Period until April 8, 2009 pursuant to a Third Amendment to Forbearance Agreement and Amendment to Credit Agreement (the “Third Forbearance Amendment”).

The Partnership, its subsidiaries that are guarantors of the obligations under the credit facility, Wachovia Bank, National Association, as Administrative Agent, and the requisite lenders under the Partnership’s credit agreement entered into the Consent, Waiver and Amendment to Credit Agreement (the “Credit Agreement Amendment”), dated as of April 7, 2009, under which, among other things, the lenders consented to the Settlement (see Note 17) and waived all existing defaults and events of default described in the Forbearance Agreement and amendments thereto.

Prior to the execution of the Forbearance Agreement, the credit agreement was comprised of a $350 million revolving credit facility and a $250 million term loan facility.  The Forbearance Agreement permanently reduced the Partnership’s revolving credit facility under the credit agreement from $350 million to $300 million and prohibited the Partnership from borrowing additional funds under its revolving credit facility during the Forbearance Period.  Under the Forbearance Agreement, the Partnership agreed to pay the lenders executing the Forbearance Agreement a fee equal to 0.25% of the aggregate commitments under the credit agreement after giving effect to the above described commitment reduction.  The Second Forbearance Amendment further permanently reduced the Partnership’s revolving credit facility under the credit agreement from $300 million to $220 million.  In addition, under the Second Forbearance Amendment, the Partnership agreed to pay the lenders executing the Second Forbearance Amendment a fee equal to 0.375% of the aggregate commitments under the credit agreement after the above described commitment reduction.  Under the Third Forbearance Amendment, the Partnership agreed to pay a fee equal to 0.25% of the aggregate commitments under the credit agreement after the above described commitment reduction.  The amendments to the Forbearance Agreement prohibited the Partnership from borrowing additional funds under its revolving credit facility during the extended Forbearance Period.

The Credit Agreement Amendment subsequently further permanently reduced the Partnership’s revolving credit facility under the credit agreement from $220 million to $50 million, and increased the term loan facility from $250 million to $400 million.  Upon the execution of the Credit Agreement Amendment, $150 million of the Partnership’s outstanding revolving loans were converted to term loans and the Partnership became able to borrow additional funds under its revolving credit facility.  Substantially all of the Partnership’s assets are pledged as collateral under the Credit Agreement.  Pursuant to the Credit Agreement Amendment, the credit facility and all obligations thereunder will mature on June 30, 2011.  As of June 26, 2009, the Partnership had $421.9 million in outstanding borrowings under its credit facility (including $21.9 million under its revolving credit facility and $400.0 million under its term loan facility) with an aggregate unused credit availability under its revolving credit facility of approximately $28.1 million and cash on hand of approximately $3.0 million. Pursuant to the Credit Agreement Amendment, the Partnership’s revolving credit facility is limited to $ 50.0 million.  If any of the financial institutions that support the Partnership’s revolving credit facility were to fail, it may not be able to find a replacement lender, which could negatively impact its ability to borrow under its revolving credit facility.  For instance, Lehman Brothers Commercial Bank is one of the lenders under the Partnership’s $50.0 million revolving credit facility, and Lehman Brothers Commercial Bank has agreed to fund approximately $2.5 million (approximately 5%) of the revolving credit facility.  On several occasions Lehman Brothers Commercial Bank has failed to fund revolving loan requests under the Partnership’s revolving credit facility, effectively limiting the aggregate amount of the Partnership’s revolving credit facility to $47.5 million.

Prior to the events of default, indebtedness under the credit agreement bore interest at the Partnership’s option, at either (i) the higher of the administrative agent’s prime rate or the federal funds rate plus 0.5% (the “Base rate”), plus an applicable margin that ranges from 0.50% to 1.75%, depending on the Partnership’s total leverage ratio and senior secured leverage ratio, or (ii) LIBOR plus an applicable margin that ranges from 1.50% to 2.75%, depending upon the Partnership’s total leverage ratio and senior secured leverage ratio.  During the Forbearance Period indebtedness under the credit agreement bore interest at the Partnership’s option, at either (i) the Base rate, plus an applicable margin that ranges from 2.75% to 3.75%, depending upon the Partnership’s total leverage ratio, or (ii) LIBOR plus an applicable margin that ranges from 4.25% to 5.25%, depending upon the Partnership’s total leverage ratio.  Pursuant to the Second Forbearance Amendment, commencing on December 12, 2008, indebtedness under the credit agreement bore interest at the Partnership’s option, at either (i) the Base rate plus 5.0% per annum, with a Base rate floor of 4.0% per annum, or (ii) LIBOR plus 6.0% per annum, with a LIBOR floor of 3.0% per annum.

After giving effect to the Credit Agreement Amendment, amounts outstanding under the Partnership’s credit facility bear interest at either the LIBOR rate plus 6.50% per annum, with a LIBOR floor of 3.00%, or the Base rate plus 5.50% per annum, with a Base rate floor of 4.00% per annum.  The Partnership now pays a fee of 1.50% per annum on unused commitments under its revolving credit facility.  After giving effect to the Credit Agreement Amendment, interest on amounts outstanding under the Partnership’s credit facility must be paid monthly.  The Partnership’s credit facility, as amended by the Credit Agreement Amendment, now requires the Partnership to pay additional interest on October 6, 2009, April 6, 2010, October 6, 2010 and April 6, 2011, equal to the product of (i) the sum of the total amount of term loans then outstanding plus the aggregate commitments under the revolving credit facility and (ii) 0.50%, 0.50%, 1.00% and 1.00%, respectively.

Among other things, the Partnership’s credit facility, as amended by the Credit Agreement Amendment, now requires the Partnership to make (i) minimum quarterly amortization payments on March 31, 2010 in the amount of $2.0 million, June 30, 2010 in the amount of $2.0 million, September 30, 2010 in the amount of $2.5 million, December 31, 2010 in the amount of $2.5 million and March 31, 2011 in the amount of $2.5 million, (ii) mandatory prepayments of amounts outstanding under the revolving credit facility (with no commitment reduction) whenever cash on hand exceeds $15.0 million, (iii) mandatory prepayments with 100% of asset sale proceeds, (iv) mandatory prepayment with 50% of the proceeds raised through equity sales and (v) annual prepayments with 50% of excess cash flow (as defined in the Credit Agreement Amendment).  The Partnership’s credit facility, as amended by the Credit Agreement Amendment, prohibits the Partnership from making draws under the revolving credit facility if it would have more than $15.0 million of cash on hand after making the draw and applying the proceeds thereof.  Based on borrowings under the credit facility as of December 31, 2008, the Partnership estimates an additional principal repayment of $436.6 million in 2011 in connection with the June 30, 2011 maturity of all obligations under the credit facility.  Based on the borrowing rates currently available to the Partnership for debt with similar terms and maturities and consideration of the Partnership’s non-performance risk, long-term debt at December 31, 2008 approximates its fair value.

Under the credit agreement, the Partnership is subject to certain limitations, including limitations on its ability to grant liens, incur additional indebtedness, engage in a merger, consolidation or dissolution, enter into transactions with affiliates, sell or otherwise dispose of its assets (other than the sale or other disposition of the assets of the asphalt business, provided that such disposition is at arm’s length to a non-affiliate for fair market value in exchange for cash and the proceeds of the disposition are used to pay down outstanding loans), businesses and operations, materially alter the character of its business, and make acquisitions, investments and capital expenditures.  The credit agreement prohibits the Partnership from making distributions of available cash to its unitholders if any default or event of default (as defined in the credit agreement) exists.  The credit agreement, as amended by the Credit Agreement Amendment, requires the Partnership to maintain a leverage ratio (the ratio of its consolidated funded indebtedness to its consolidated adjusted EBITDA, in each case as defined in the credit agreement), determined as of the last day of each month for the twelve month period ending on the date of determination, that ranges on a monthly basis from not more than 5.50 to 1.00 to not more than 9.75 to 1.00.  In addition, pursuant to the Credit Agreement Amendment, the Partnership’s ability to make acquisitions and investments in unrestricted subsidiaries is limited and the Partnership may only make distributions if its leverage ratio is less than 3.50 to 1.00 and certain other conditions are met.  As of December 31, 2008, the Partnership’s leverage ratio was 4.86 to 1.00. If the Partnership’s leverage ratio does not improve, it may not make quarterly distributions to its unitholders in the future.

The credit agreement, as amended by the Credit Agreement Amendment, also requires the Partnership to maintain an interest coverage ratio (the ratio of its consolidated EBITDA to its consolidated interest expense, in each case as defined in the credit agreement) that ranges on a monthly basis from not less than 2.50 to 1.00 to not less than 1.00 to 1.00.  As of December 31, 2008, the Partnership’s interest coverage ratio was 3.58 to 1.00.

Further, the Partnership is required to maintain a monthly consolidated adjusted EBITDA for the prior twelve months ranging from $45.4 million to $82.9 million as determined at the end of each month.  In addition, capital expenditures are limited to $12.5 million in 2009, $8.0 million in 2010 and $4.0 million in the six months ending June 30, 2011.

The credit agreement specifies a number of events of default (many of which are subject to applicable cure periods), including, among others, failure to pay any principal when due or any interest or fees within three business days of the due date, failure to perform or otherwise comply with the covenants in the credit agreement, failure of any representation or warranty to be true and correct in any material respect, failure to pay debt, a change of control of the Partnership or the General Partner, and other customary defaults.  In addition, it is also an event of default under the credit agreement if the Partnership does not file its delinquent quarterly and annual reports with the SEC by September 30, 2009, unless the Partnership retains new auditors, in which case such deadline is extended to December 31, 2009.  If an event of default exists under the credit agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies, including taking available cash in the Partnership’s bank accounts.  If an event of default exists and the Partnership is unable to obtain forbearance from its lenders or a waiver of the events of default under its credit agreement, it may be forced to sell assets, make a bankruptcy filing or take other action that could have a material adverse effect on its business, the price of its common units and its results of operations.  The Partnership is also prohibited from making cash distributions to its unitholders while the events of default exist.

The Partnership capitalized debt issuance costs of approximately $2.1 million in 2008, which is being amortized straight-line through June 2011.  Amortization expense related to debt issuance costs for the year ended December 31, 2008 was $0.6 million.  In connection with the forbearance agreements entered into in 2008, $0.5 million in debt issuance costs associated with the Partnership’s credit facility were written off and recorded as additional interest expense in 2008.

The Partnership is exposed to market risk for changes in interest rates related to its credit facility. Interest rate swap agreements were used to manage a portion of the exposure related to changing interest rates by converting floating-rate debt to fixed-rate debt. In August 2007 the Partnership entered into interest rate swap agreements with an aggregate notional value of $80.0 million that mature on August 20, 2010. Under the terms of the interest rate swap agreements, the Partnership was to pay fixed rates of 4.9% and receive three-month LIBOR with quarterly settlement.  In March 2008 the Partnership entered into interest rate swap agreements with an aggregate notional value of $100.0 million that mature on March 31, 2011.  Under the terms of the interest rate swap agreements, the Partnership was to pay fixed rates of 2.6% to 2.7% and receive three-month LIBOR with quarterly settlement.  The interest rate swaps do not receive hedge accounting treatment under SFAS 133. Changes in the fair value of the interest rate swaps are recorded in interest expense in the statements of operations.  In addition, the interest rate swap agreements contain cross-default provisions to events of default under the credit agreement.  Due to events related to the Bankruptcy Filings, all of these interest rate swap positions were terminated in the third quarter of 2008, and the Partnership has recorded a $1.5 million liability as of December 31, 2008 with respect to these positions.

9. FAIR VALUE MEASUREMENTS

The Partnership adopted SFAS No. 157, “ Fair Value Measurements ,” effective January 1, 2008 for financial assets and liabilities measured on a recurring basis. SFAS No. 157 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. In February 2008, the FASB issued FSP No. 157-2, which delayed the effective date of SFAS No. 157 by one year for nonfinancial assets and liabilities except those that are recognized and recorded in the financial statements at fair value on a recurring basis. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Partnership considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:
Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e., supported by little or no market activity). The Partnership’s Level 3 instruments are comprised of interest rate swaps.  Although the Partnership utilizes third party broker quotes to assess the reasonableness of its prices and valuation, the Partnership does not have sufficient corroborating market evidence to support classifying these assets and liabilities as Level 2.

As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following table sets forth a reconciliation of changes in the fair value of the Partnership’s net financial liabilities classified as level 3 in the fair value hierarchy (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) For the Year Ended December 31, 2008

Beginning balance	$(2,233)
Total gains or losses (realized/unrealized)
Included in earnings (1)	2,785
Included in other comprehensive income	-
Purchases, issuances, and settlements	(552)
Transfers in and/or out of Level 3	-
Ending balance, December 31, 2008	$-

The amount of total losses for the period included
in earnings attributable to the change in the unrealized
gains or losses relating to liabilities still held at
the reporting date	$-

(1) Amounts reported as included in earnings are reported as interest expense on the statements of operations.

10. PARTNERS’ CAPITAL AND DISTRIBUTIONS

In accordance with the terms of its partnership agreement, each quarter the Partnership distributes all of its available cash (as defined) to its unitholders. Generally, distributions are allocated first, 98% to the common unitholders and 2% to its general partner until the Partnership distributes for each common unit an amount equal to the minimum quarterly distribution $0.3125 per unit. Subject to any arrearages in the minimum quarterly distribution to the common unitholders, amounts then are distributed 98% to the subordinated unitholders and 2% to the general partner up to the minimum quarterly distribution for the quarter. Amounts distributable above the minimum quarterly amount are generally distributed 98% to all unitholders and 2% to its general partner, subject to the incentive distribution rights of the general partner. The incentive distribution rights entitle the general partner to receive increasing percentages, up to a maximum of 50%, of cash the Partnership distributes in excess of $0.3594 per unit each quarter. Distributions are also paid to the holders of restricted units and phantom units as disclosed in Note 13.

On October 25, 2007, the Partnership declared a pro-rated cash distribution of $0.24 per unit on its outstanding units. The distribution was paid on November 14, 2007 to unitholders of record on November 1, 2007. The distribution was pro-rated for the partial quarter following the closing of the Partnership’s initial public offering and therefore corresponded to the period July 23, 2007 through September 30, 2007. The total distribution paid was approximately $6.7 million, with approximately $3.5 million, $3.0 million, and $0.1 million paid to the Partnership’s common unitholders, subordinated unitholders and general partner, respectively, and $0.1 million paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

On January 24, 2008, the Partnership declared a cash distribution of $0.3375 per unit on its outstanding units. The distribution was paid on February 14, 2008 to unitholders of record on February 1, 2008. The distribution is for the period October 1, 2007 through December 31, 2007. The total distribution paid was approximately $9.5 million, with approximately $4.9 million, $4.2 million, and $0.2 million paid to the Partnership’s common unitholders, subordinated unitholders and general partner, respectively, and $0.2 million paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

On February 20, 2008, the Partnership purchased the Acquired Asphalt Assets from the Private Company for aggregate consideration of $379.5 million, including $0.7 million of acquisition-related costs. For accounting purposes, the acquisition has been reflected as a purchase of assets, with the Acquired Asphalt Assets recorded at the historical cost of the Private Company, which was approximately $145.5 million, and with the additional purchase price of $234.0 million reflected in the statement of changes in partners’ capital as a distribution to the Private Company.  The Board approved the acquisition of the Acquired Asphalt Assets as well as the terms of the related agreements based on a recommendation from its conflicts committee, which consisted entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating the transaction and considered a number of factors in approving the acquisition, including an opinion from the committee’s independent financial advisor that the consideration paid for the Acquired Asphalt Assets was fair, from a financial point of view, to the Partnership.

On April 24, 2008, the Partnership declared a cash distribution of $0.40 per unit on its outstanding units for the three month period ended March 31, 2008.  The distribution was paid on May 15, 2008 to unitholders of record on May 5, 2008. The total distribution paid was approximately $14.3 million, with approximately $8.5 million, $5.0 million, and $0.6 million paid to the Partnership’s common unitholders, subordinated unitholders and general partner, respectively, and $0.2 million paid to phantom and restricted unitholders pursuant to awards granted under the Partnership’s long-term incentive plan.

On May 12, 2008, the Partnership purchased the Acquired Pipeline Assets from the Private Company for aggregate consideration of $45.1 million, including $0.1 million of acquisition-related costs. For accounting purposes, the acquisition has been reflected as a purchase of assets, with the Acquired Pipeline Assets recorded at the historical cost of the Private Company, which was approximately $35.1 million, and with the additional purchase price of $10.0 million reflected in the statement of changes in partners’ capital as a distribution to the Private Company.  The Board approved the acquisition of the Acquired Pipeline Assets based on a recommendation from its conflicts committee, which consisted entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating the transaction and considered a number of factors in approving the acquisition, including an opinion from the committee’s independent financial advisor that the consideration paid for the Acquired Pipeline Assets was fair, from a financial point of view, to the Partnership.

On May 30, 2008, the Partnership purchased the Acquired Storage Assets from the Private Company for aggregate consideration of $90.3 million, including $0.3 million of acquisition-related costs. For accounting purposes, the acquisition has been reflected as a purchase of assets, with the Acquired Storage Assets recorded at the historical cost of the Private Company, which was approximately $17.2 million, inclusive of $0.6 million of completion costs subsequent to the close of the acquisition, and with the additional purchase price of $73.1 million reflected in the statement of changes in partners’ capital as a distribution to the Private Company.  The Board approved the acquisition of the Acquired Storage Assets based on a recommendation from its conflicts committee, which consisted entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating the transaction and considered a number of factors in approving the acquisition, including an opinion from the committee’s independent financial advisor that the consideration paid for the Acquired Storage Assets was fair, from a financial point of view, to the Partnership.

As a result of the Private Company’s control of the General Partner, consideration paid in excess of the historical cost of the Acquired Asphalt Assets, Acquired Pipeline Assets, and Acquired Storage Assets were treated as distributions to the Private Company.  This resulted in an aggregate reduction in Partners’ Capital of $317.1 million during the year ended December 31, 2008.  As a result of the Private Company’s control of the General Partner, the Partnership was subject to the risk that the Private Company may favor its own interest in proposing the terms of any acquisition (or drop downs) the Partnership makes from the Private Company and such terms may not be as favorable as those received from an unrelated third party.  The Board approved the acquisition of the Acquired Asphalt Assets, the Acquired Pipeline Assets, and Acquired Storage Assets, as well as the terms of the related agreements based on a recommendation from its conflicts committee, which consisted entirely of independent directors. The conflicts committee retained independent legal and financial advisors to assist it in evaluating these transactions and considered a number of factors in approving the acquisitions, including opinions from the committee’s independent financial advisor that the consideration paid for the Acquired Asphalt Assets, the Acquired Pipeline Assets, and the Acquired Storage Assets was fair, from a financial point of view, to the Partnership.

11. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

For the year ended December 31, 2008 the Private Company accounted for approximately 73% of the Partnership’s revenues excluding fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks. As a result of the Bankruptcy Filings, the Partnership has made efforts to replace revenues generated by services provided to the Private Company with revenues generated from services provided to other third party customers (see Note 17).

No other customers accounted for 10% or more of the Partnership’s revenues during the year ended December 31, 2008.

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of trade receivables. The Partnership’s accounts receivable are primarily from producers, purchasers and shippers of crude oil and liquid asphalt cement and at times will include the Private Company. This industry concentration has the potential to impact the Partnership’s overall exposure to credit risk in that the customers may be similarly affected by changes in economic, industry or other conditions. The Partnership reviews credit exposure and financial information of its counterparties and generally require letters of credit for receivables from customers that are not considered creditworthy, unless the credit risk can otherwise be reduced.

12. RELATED PARTY TRANSACTIONS

Prior to the close of its initial public offering in July 2007, the Partnership entered into the Throughput Agreement with the Private Company. For the year ended December 31, 2008, the Partnership recognized revenue of $77.7 million under the Throughput Agreement.

In conjunction with the purchase of the Acquired Asphalt Assets in February 2008, the Partnership entered into the Terminalling Agreement with the Private Company. For the year ended December 31, 2008, the Partnership recognized revenue of $65.8 million under the Terminalling Agreement, including fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks.

Based on the minimum requirements under the Throughput Agreement and the Terminalling Agreement, the Private Company was obligated to pay the Partnership an aggregate minimum monthly fee totaling $135.0 million annually for the Partnership’s gathering and transportation services and the Partnership’s terminalling and storage services.  Pursuant to an order of the Bankruptcy Court entered on September 9, 2008, the Private Company began making payments under the Throughput Agreement at a market rate based upon the Private Company’s actual usage rather than the contractual minimums.  In connection with the Settlement, the Private Company rejected the Throughput Agreement and the Terminalling Agreement as part of its Bankruptcy Cases (see Note 17).

In connection with the Settlement, the Partnership and the Private Company entered into various agreements including the New Throughput Agreement pursuant to which the Partnership provides certain crude oil gathering, transportation, terminalling and storage services to the Private Company and the New Terminalling Agreement pursuant to which the Partnership provides certain liquid asphalt cement terminalling and storage services for the Private Company’s remaining asphalt inventory.  For a further discussion of these agreements, and the other agreements entered into in connection with the Settlement, please see Note 17.

As of December 31, 2008, the Partnership had $18.9 million in receivables from the Private Company and its subsidiaries, including the pre-petition receivables that will be netted and waived due to the Settlement of $0 and $10.5 million, respectively.  The $10.5 million relates to amounts that were due from the Private Company as of December 31, 2008 and are considered prepetition debt in the Bankruptcy Cases.  In connection with the Settlement, these pre-petition related party receivables will be netted against pre-petition related party payables and waived (see Note 17).

Prior to the Bankruptcy Filings, the Partnership paid the Private Company a fixed administrative fee for providing general and administrative services to the Partnership.  This fixed administrative fee was initially fixed at $5.0 million per year through July 2010.  Concurrently with the closing of the purchase of the Acquired Asphalt Assets, the Partnership amended and restated the Omnibus Agreement, increasing the fixed administrative fee the Partnership paid the Private Company for providing general and administrative services to the Partnership from $5.0 million per year to $7.0 million per year.  For the year ended December 31, 2008, the Partnership paid the Private Company $6.9 million for the services provided under the Omnibus Agreement.  The obligation for the Private Company to provide services under the Amended Omnibus Agreement and the corresponding administrative fee payable by the Partnership were terminated in connection with the events related to the change of control of the General Partner.  The Private Company continued to provide such services to the Partnership until the effective date of the Settlement at which time the Private Company rejected the Amended Omnibus Agreement and the Private Company and the Partnership entered into the Shared Services Agreement and the Transition Services Agreement relating to the provision of such services (see Note 17).  In addition, in connection with the Settlement, the Private Company waived the fixed administrative fee payable by the Partnership under the Amended Omnibus Agreement for the month of March 2009 (see Note 17).

The Partnership also reimburses the Private Company for direct operating payroll and payroll-related costs and other operating costs associated with services the Private Company’s employees provide to the Partnership.  As of December 31, 2008, the Partnership had $20.1 million in payables to the Private Company and its subsidiaries, including the pre-petition payables that will be netted and waived due to the Settlement of $10.6 million, respectively.  Pursuant to the Settlement, these pre-petition related party payables will be netted against pre-petition related party receivables and waived (see Note 17).  After the effective date of the Settlement, these costs will be reimbursed pursuant to the Shared Services Agreement and the Transition Services Agreement (see Note 17).  In addition, in connection with the Settlement, the Private Company waived the direct operational costs attributable to the Partnership’s asphalt operations and payable by the Partnership under the Amended Omnibus Agreement for the month of March 2009 (see Note 17).

The Partnership has acquired various assets, including the Acquired Asphalt Assets, the Acquired Pipeline Assets and the Acquired Storage Assets, from the Private Company.  See Notes 1 and 10 for a description of these acquisitions.  In addition, the Partnership acquired certain liquid asphalt cement assets and crude oil assets from the Private Company in connection with the Settlement (see Note 17).

During the year ended December 31, 2008 the Partnership provided crude oil gathering and transportation services to an entity on whose board of directors a member of the Board serves.  As of December 31, 2008, the Partnership has a $0.7 million receivable from this entity.

During the year ended December 31, 2008, the Partnership made payments of $2.2 million to a third party entity on whose board of directors a former member of the Board served in connection with leased transport trucks and trailers utilized in the Partnership’s crude oil gathering and transportation services segment. At December 31, 2008 the Partnership had future commitments to this entity totaling $7.7 million.

During 2008, the Partnership had a banking relationship with a third party banking entity on whose board of directors a former member of the Board served.

13. LONG-TERM INCENTIVE PLAN

In July 2007, the General Partners adopted the SemGroup Energy Partners G.P., L.L.C. Long-Term Incentive Plan (the “Plan”). The compensation committee of the Board administers the Plan. The Plan authorizes the grant of an aggregate of 1.25 million common units deliverable upon vesting. Although other types of awards are contemplated under the Plan, currently outstanding awards include “phantom” units, which convey the right to receive common units upon vesting, and “restricted” units, which are grants of common units restricted until the time of vesting. The phantom unit awards also include distribution equivalent rights (“DERs”).

Subject to applicable earning criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. Recipients of restricted units are entitled to receive cash distributions paid on common units during the vesting period which distributions are reflected initially as a reduction of partners’ capital. Distributions paid on units which ultimately do not vest are reclassified as compensation expense.

In July 2007, 475,000 phantom common units and 5,000 restricted common units were granted which vest ratably over periods of four and three years, respectively. In October 2007, 5,000 restricted common units were granted which vest ratably over three years. In June 2008, 375,000 phantom common units were granted which vest ratably over three years.  In July 2008, 5,000 restricted common units were granted which vest ratably over three years.  These grants are equity awards under SFAS 123(R), and, accordingly, the fair value of the awards as of the grant date is expensed over the vesting period. The weighted average grant date fair-value of the awards granted in 2007 and 2008 is $22.06 per unit and $25.86 per unit, respectively. The value of these award grants was approximately $10.5 million, $0.1 million, $0.1 million, $9.8 million and $0.1 million on their grant dates, respectively.  Due to the change of control of the General Partner related to the Private Company’s liquidity issues, all outstanding awards as of July 18, 2008 vested.   On August 14, 2008, 282,309 common units were issued in connection with the vesting of certain of the outstanding awards.  In addition, in December 2008 the Plan was amended to provide for the delivery of subordinated units in addition to common units upon vesting and 3,333 restricted common units and 1,667 restricted subordinated units were awarded under the Plan, and as of December 31, 2008, these were the only awards outstanding under the Plan.  In April 2009, the 1,667 restricted subordinated units were cancelled and were replaced by a grant of 1,667 restricted common units.  In the year ended December 31, 2008, there were no forfeitures of awards.

14. COMMITMENTS AND CONTINGENCIES

The Partnership leases certain real property, equipment and operating facilities under various operating and capital leases. It also incurs costs associated with leased land, rights-of-way, permits and regulatory fees, the contracts for which generally extend beyond one year but can be cancelled at any time should they not be required for operations. Future non-cancellable commitments related to these items at December 31, 2008, are summarized below (in thousands):

	Capital Leases	Operating Leases
For twelve months ending:
December 31, 2009	$933	$3,752
December 31, 2010	261	3,282
December 31, 2011	1	2,890
December 31, 2012	-	1,672
December 31, 2013	-	417
Thereafter	-	239
Total future minimum lease payments	1,195	$12,252
Less amount representing interest	(74)
Net future minimum lease payments	1,121
Less current portion	(866)
	$255

The Partnership is subject to various legal actions and claims, including a securities class action and other lawsuits, an SEC investigation and a Grand Jury investigation due to events related to the Bankruptcy Filings (see Note 17).  The Partnership intends to vigorously defend these actions.  There can be no assurance regarding the outcome of the litigation.  An estimate of possible loss, if any, or the range of loss cannot be made and therefore the Partnership has not accrued a loss contingency related to these actions.  However, the ultimate resolution of these actions could have a material adverse effect on the Partnership’s business, financial condition, results of operations, cash flows, ability to make distributions to its unitholders, the trading price of the its common units and the Partnership’s ability to conduct its business.

The Partnership is from time to time subject to various legal actions and claims incidental to its business, including those arising out of environmental-related matters. Management believes that these routine legal proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Partnership. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated, an accrual is established equal to its estimate of the likely exposure. The Partnership did not have an accrual for legal settlements as of December 31, 2008.

The Partnership has contractual obligations to perform dismantlement and removal activities in the event that some of its liquid asphalt cement and residual fuel oil terminalling and storage assets are abandoned. These obligations include varying levels of activity including completely removing the assets and returning the land to its original state. The Partnership has determined that the settlement dates related to the retirement obligations are indeterminate. The assets with indeterminate settlement dates have been in existence for many years and with regular maintenance will continue to be in service for many years to come. Also, it is not possible to predict when demands for the Partnership’s terminalling and storage services will cease, and the Partnership does not believe that such demand will cease for the foreseeable future.  Accordingly, the Partnership believes the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, the Partnership cannot reasonably estimate the fair value of the associated asset retirement obligations.  Management believes that if the Partnership’s asset retirement obligations were settled in the foreseeable future the potential cash flows that would be required to settle the obligations based on current costs are not material.  The Partnership will record asset retirement obligations for these assets in the period in which sufficient information becomes available for it to reasonably determine the settlement dates.

In the Amended Omnibus Agreement and other agreements with the Private Company, the Private Company agreed to indemnify the Partnership for certain environmental and other claims relating to the crude oil and liquid asphalt cement assets that have been contributed to the Partnership.  In connection with the Settlement, the Partnership waived these claims and the Amended Omnibus Agreement and other relevant agreements, including the indemnification provisions therein, were rejected as part of the Bankruptcy Cases.  If the Partnership experiences an environmental or other loss, it would experience increased losses that may have a material adverse effect on its business, financial condition, results of operations, cash flows, ability to make distributions to its unitholders, the trading price of its common units and the ability to conduct its business.

15. ENVIRONMENTAL REMEDIATION

The Partnership maintains insurance of various types with varying levels of coverage that it considers adequate under the circumstances to cover its operations and properties. The insurance policies are subject to deductibles and retention levels that the Partnership considers reasonable and not excessive. Consistent with insurance coverage generally available in the industry, in certain circumstances the Partnership’s insurance policies provide limited coverage for losses or liabilities relating to gradual pollution, with broader coverage for sudden and accidental occurrences. Although the Partnership maintains a program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to environmental releases from its assets may substantially affect its business.

At December 31, 2008, the Partnership was not aware of any existing conditions that may cause it to incur significant expenditures in the future for the remediation of existing contamination. As such, the Partnership has not reflected in the accompanying financial statements any liabilities for environmental obligations to be incurred in the future based on existing contamination. Changes in the Partnership’s estimates and assumptions may occur as a result of the passage of time and the occurrence of future events.

16. RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2009, the Financial and Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Statement No. 107-1 and Accounting Principles Board (APB) 28-1 (collectively, FSP FAS 107-1), “Interim Disclosures about Fair Value of Financial Instruments.”  FSP FAS 107-1 amends FAS 107, “Disclosures about Fair Value of Financial Instruments,” to require an entity to provide disclosures about fair value of financial instruments in interim financial information.  The FSP FAS 107-1 also amends APB Opinion 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. Under FSP FAS 107-1, the Partnership will be required to include disclosures about the fair value of its financial instruments whenever it issues financial information for interim reporting periods.  In addition, the Partnership will be required to disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position.  FSP FAS 107-1 is effective for periods ending after June 15, 2009. The Partnership is currently evaluating the impact FSP FAS 107-1 may have on our consolidated financial statements.

In June 2008, the Emerging Issues Task Force (“EITF”) issued Issue No. 03-6-1, “ Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities “ (“EITF 03-6-1”).  EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (“EPS”) under the two-class method.  EITF 03-6-1 will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years.  All prior-period EPS data presented will be adjusted retrospectively to conform with the provisions of EITF 03-6-1. The Partnership is evaluating the expected impact of adoption of EITF 03-6-1.

In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 142-3 “ Determination of the Useful Life of Intangible Assets “ (“FSP No. FAS 142-3”).  FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “ Goodwill and Other Intangible Assets “ (“SFAS 142”).  The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “ Business Combinations ,” and other GAAP.  This FSP will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Partnership is evaluating the expected impact; however, it believes adoption will not impact the Partnership’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (“SFAS No. 161”). This Statement requires enhanced disclosures about the Partnership’s derivative and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Partnership will adopt SFAS No. 161 beginning January 1, 2009. With the adoption of this statement, the Partnership does not expect any significant impact on its financial position, results of operations or cash flows.

In March 2008, the Emerging Issues Task Force (“EITF”) of the FASB reached a final consensus on Issue No. 07-4, “Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships” (“Issue No. 07-4”). This conclusion reached by the EITF affects how a master limited partnership (“MLP”) allocates income between its general partner, which typically holds incentive distribution rights (“IDRs”) along with the general partner interest, and the limited partners. It is not uncommon for MLPs to experience timing differences between the recognition of income and partnership distributions. The amount of incentive distribution is typically calculated based on the amount of distributions paid to the MLP’s partners. The issue is whether current period earnings of an MLP should be allocated to the holders of IDRs as well as the holders of the general and limited partnership interests when applying the two-class method under SFAS No. 128, “Earnings Per Share.”

The conclusion reached by the EITF in Issue No. 07-4 is that when current period earnings are in excess of cash distributions, the undistributed earnings should be allocated to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders based upon the terms of the partnership agreement. Under this model, contractual limitations on distributions to incentive distribution rights holders would be considered when determining the amount of earnings to allocate to them. That is, undistributed earnings would not be considered available cash for purposes of allocating earnings to incentive distribution rights holders. Conversely, when cash distributions are in excess of earnings, net income (or loss) should be reduced (increased) by the distributions made to the holders of the general partner interest, the holders of the limited partner interest and incentive distribution rights holders. The resulting net loss would then be allocated to the holders of the general partner interest and the holders of the limited partner interest based on their respective sharing of the losses based upon the terms of the partnership agreement.

Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The accounting treatment is effective for all financial statements presented. The Partnership does not expect the impact of the adoption of Issue 07-4 on its presentation of earnings per unit to be significant.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.”  This statement requires assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, acquisition related costs incurred prior to the acquisition to be expensed and contractual contingencies to be recognized at fair value as of the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Partnership is currently assessing the impact, if any, the adoption of this statement will have on its financial position, results of operations or cash flows.

17. EVENTS RELATED TO THE BANKRUPTCY FILINGS AND SUBSEQUENT EVENTS

Due to the events related to the Bankruptcy Filings described herein, including the uncertainty relating to the Partnership’s ability to comply with certain restrictive financial covenants specified in its credit facility, its exposure and sensitivity to interest rate risks given the materiality of its borrowings under its credit facility, and uncertainties related to securities and other litigation, the Partnership faces substantial doubt as to its ability to continue as a going concern.  While it is not feasible to predict the ultimate outcome of the events surrounding the Bankruptcy Cases, the Partnership has been and could continue to be materially and adversely affected by such events and it may be forced to make a bankruptcy filing or take other action that could have a material adverse effect on its business, the price of its common units and its results of operations.

Bankruptcy Filings

On July 17, 2008, the Partnership issued a press release announcing that the Private Company was experiencing liquidity issues and was exploring various alternatives, including raising additional equity, debt capital or the filing of a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code to address these issues.  The Partnership filed this press release in a Current Report on Form 8-K filed with the SEC on July 18, 2008.

On July 22, 2008 and thereafter, the Private Company and certain of its subsidiaries made the Bankruptcy Filings.  The Private Company and its subsidiaries continue to operate their businesses and own and manage their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code (the “Bankruptcy Cases”). None of the Partnership, its general partner, the subsidiaries of the Partnership nor the subsidiaries of the general partner are debtors in the Bankruptcy Cases.  However, because of the contractual relationships with the Private Company and certain of its subsidiaries, the Bankruptcy Filings have adversely impacted the Partnership and may in the future impact the Partnership in various ways, including the items discussed below.  The Partnership’s consolidated balance sheet as of December 31, 2008 also reflects a $0.6 million allowance for doubtful accounts related to amounts due from third parties as of December 31, 2008.  The allowance related primarily to amounts due from third parties was established as a result of certain third party customers netting amounts due them from the Private Company with amounts due to the Partnership.  Also, due to the change of control of the General Partner related to the Private Company’s liquidity issues, all outstanding awards under the Plan vested on July 18, 2008 (see Note 13).

Board and Management Composition

On July 9, 2008, Edward F. Kosnik was appointed as an independent member of the Board.  Mr. Kosnik is the chairman of the compensation committee and also serves on the audit committee and the conflicts committee of the Board. Under the provisions of the Plan, Mr. Kosnik was granted an award of 5,000 restricted common units on July 9, 2008. These restricted common units vested on July 18, 2008 in connection with the change of control of the General Partner described below.

On July 18, 2008, Manchester Securities Corp. (“Manchester”) and Alerian Finance Partners, LP (“Alerian”), as lenders to SemGroup Holdings, the sole member of the General Partner, exercised certain rights described below under a Loan Agreement and a Pledge Agreement, each dated June 25, 2008 (the “Holdings Credit Agreements”), that were triggered by certain events of default under the Holdings Credit Agreements.  On March 20, 2009, Alerian transferred its interest in the Holdings Credit Agreements to Manchester.  The Holdings Credit Agreements are secured by the subordinated units and incentive distribution rights of the Partnership and the membership interests in the General Partner owned by SemGroup Holdings.  Manchester has not foreclosed on the subordinated units of the Partnership owned by SemGroup Holdings or the membership interests in the General Partner.  Manchester may in the future exercise other remedies available to them under the Holdings Credit Agreement and related loan documents, including taking action to foreclose on the collateral securing the loan.  Neither the Partnership nor the General Partner is a party to the Holdings Credit Agreements or the related loan documents.

On July 18, 2008, Manchester and Alerian exercised their right under the Holdings Credit Agreements in connection with certain events of default thereunder to vote the membership interests of the General Partner in order to reconstitute the Board (the “Change of Control”).  Messrs. Thomas L. Kivisto, Gregory C. Wallace, Kevin L. Foxx, Michael J. Brochetti and W. Anderson Bishop were removed from the Board.  Mr. Bishop had served as the chairman of the audit committee and as a member of the conflicts committee and compensation committee of the Board.  Messrs. Sundar S. Srinivasan, David N. Bernfeld and Gabriel Hammond (each of whom is affiliated with Manchester or Alerian) were appointed to the Board.  Mr. Srinivasan was elected as Chairman of the Board.  Messrs. Brian F. Billings and Edward F. Kosnik remain as independent directors of the Board and continue to serve as members of the conflicts committee, audit committee and compensation committee of the Board.  In addition, Messrs. Foxx and Alex Stallings resigned the positions each officer held with SemGroup, L.P. in July 2008.  Mr. Brochetti had previously resigned from his position with SemGroup, L.P. in March 2008.  Messrs. Foxx, Brochetti and Stallings remain as officers of the General Partner.

On October 1, 2008, Dave Miller (who is an affiliate of Manchester) and Duke R. Ligon were appointed members of the Board. Mr. Ligon is an independent member of the Board and is the chairman of the audit committee and also serves on the compensation committee and the conflicts committee of the Board. Under the provisions of the Plan, Mr. Ligon was granted an award of 3,333 restricted common units and 1,667 restricted subordinated units on December 23, 2008 (see Note 13). In April 2009, the 1,667 restricted subordinated units granted to Mr. Ligon were cancelled and replaced with 1,667 restricted common units (see Note 13).  The restricted common units granted to Mr. Ligon vest in one-third increments over a three-year period.

On January 9, 2009, Mr. Srinivasan resigned his positions as Chairman of the Board and as a director.  Mr. Ligon was subsequently elected as Chairman of the Board.

On March 18, 2009, the Board realigned the officers of the General Partner appointing Michael J. Brochetti as Executive Vice President—Corporate Development and Treasurer, Alex G. Stallings as Chief Financial Officer and Secretary, and James R. Griffin as Chief Accounting Officer.  Mr. Brochetti had previously served as Chief Financial Officer, Mr. Stallings had previously served as Chief Accounting Officer and Secretary and Mr. Griffin had previously served as controller.

SemGroup Holdings is party to the Bankruptcy Cases.  On May 15, 2009, the Private Company filed the Reorganization Plan.  The Reorganization Plan does not address the reorganization of SemGroup Holdings, including the satisfaction of any obligations it has to Manchester under the Holdings Credit Agreements or the disposition of the ownership interests in the General Partner or the Partnership’s subordinated units and incentive distribution rights.  The membership units in the General Partner, as well as the Partnership’s subordinated units and its incentive distribution rights, may be transferred, without the consent of the Partnership’s unitholders, to a third party as part of the Bankruptcy Cases or subsequent to the resolution of the Bankruptcy Cases.  Furthermore, Manchester may transfer all or a portion of its interests in the Holdings Credit Agreements (including its rights to vote the membership interest in the General Partner) to a third party.  Any new owner of the General Partner or holder of such voting rights would be in a position to replace the board of directors and officers of the General Partner with its own choices and thereby influence the decisions made by the board of directors and officers.  In addition, any such change of control of the Partnership or the General Partner will result in an event of default under the Partnership’s credit agreement, may result in additional uncertainty in the Partnership’s operations and business and could have a material adverse effect on the Partnership’s business, cash flows, ability to make distributions to its unitholders, the price of its common units, its results of operations and ability to conduct its business.

Bankruptcy Court Order

On September 9, 2008, the Bankruptcy Court entered an order relating to the settlement of certain matters between the Partnership and the Private Company (the “Order”) in the Bankruptcy Cases.  Among other things, the Order provided that (i) the Private Company was to directly pay any utility costs attributable to the operations of the Private Company at certain shared facilities, and the Private Company was to pay the Partnership for past utility cost reimbursements that were due from the Private Company; (ii) commencing on September 15, 2008, payments under the Terminalling Agreement were netted against amounts due under the Amended Omnibus Agreement and were made on the 15th day of each month for the prior month (with a three business-day grace period); (iii) the Private Company provided the Partnership with a letter of credit in the amount of approximately $4.9 million to secure the Private Company’s postpetition obligations under the Terminalling Agreement; (iv) the Private Company was to make payments under the Throughput Agreement for the month of August on September 15, 2008 (with a three business-day grace period) based upon the monthly contract minimums in the Throughput Agreement and netted against amounts due under the Amended Omnibus Agreement; (v) the Private Company was to make payments under the Throughput Agreement for the months of September and October on October 15, 2008 (with a three business-day grace period) and November 15, 2008 (with a three business-day grace period), respectively, or three business days after amounts due are determined and documentation therefore was provided and exchanged based upon actual volumes for each such month and at a rate equal to the average rate charged by the Partnership to third-party shippers in the same geographical area, with any such amounts netted against amounts due under the Amended Omnibus Agreement; (vi) the parties were to reevaluate the Throughput Agreement and the payment terms with respect to services provided after October 2008; (vii) representatives of the Private Company and the Partnership were to meet to discuss the transition to the Partnership of certain of the Private Company’s employees necessary to maintain the Partnership’s business, and pending agreement between the parties, the Private Company was to continue to provide services in accordance with the Amended Omnibus Agreement through at least November 30, 2008; (viii) the Private Company was to consent to an order relating to a third-party storage contract which provided that the Partnership was the rightful owner of the rights in and to a certain third-party storage agreement and the corresponding amounts due thereunder; and (ix) the Partnership was to enter into a specified lease with the Private Company to permit the Private Company to construct a pipeline.

Settlement with the Private Company

On March 12, 2009, the Bankruptcy Court held a hearing and approved the transactions contemplated by a term sheet (the “Settlement Term Sheet”) relating to the settlement of certain matters between the Private Company and the Partnership (the “Settlement”).  The Bankruptcy Court entered an order approving the Settlement upon the terms contained in the Settlement Term Sheet on March 20, 2009.  The Partnership and the Private Company executed definitive documentation, in the form of a master agreement (the “Master Agreement”), dated April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009, and certain other transaction documents to effectuate the Settlement and that superseded the Settlement Term Sheet.  The Bankruptcy Court entered an order approving the Master Agreement and the Settlement on April 7, 2009.  In addition, in connection with the Settlement, the Partnership and the requisite lenders under the Partnership’s secured credit facility entered into the Credit Agreement Amendment under which, among other things, the lenders consented to the Settlement and waived all existing defaults and events of default described in the Forbearance Agreement and amendments thereto.

The Settlement provided for the following:

•	the Partnership transferred certain crude oil storage assets located in Kansas and northern Oklahoma to the Private Company;

•	the Private Company transferred ownership of 355,000 barrels of crude oil tank bottoms and line fill to the Partnership;

•	the Private Company rejected the Throughput Agreement;

•	the Partnership and one of its subsidiaries have a $20 million unsecured claim against the Private Company and certain of its subsidiaries relating to rejection of the Throughput Agreement;

•
the Partnership and the Private Company entered into the New Throughput Agreement (as defined below) pursuant to which the Partnership provides certain crude oil gathering, transportation, terminalling and storage services to the Private Company;

•	the Partnership offered employment to certain crude oil employees;

•	the Private Company transferred its asphalt assets that are connected to the Acquired Asphalt Assets to the Partnership;

•	the Private Company rejected the Terminalling Agreement;

•	a subsidiary of the Partnership has a $35 million unsecured claim against the Private Company and certain of its subsidiaries relating to rejection of the Terminalling Agreement;

•
the Partnership and the Private Company entered into the New Terminalling Agreement (as defined below) pursuant to which the Partnership provides liquid asphalt cement terminalling and storage services for the Private Company’s remaining asphalt inventory;

•	the Private Company agreed to remove all of its remaining asphalt inventory from the Partnership’s asphalt storage facilities no later than October 31, 2009;

•
the Private Company will be entitled to receive 20% of the proceeds of any sale by the Partnership of any of the asphalt assets transferred to the Partnership in connection with the Settlement that occurs prior to December 31, 2009;

•	the Private Company rejected the Amended Omnibus Agreement;

•	the Partnership and the Private Company entered into the Shared Services Agreement (as defined below) pursuant to which the Private Company provides certain operational services for the Partnership;

•
other than as provided above, the Partnership and the Private Company entered into mutual releases of claims relating to the rejection of the Terminalling Agreement, the Throughput Agreement and the Amended Omnibus Agreement;

•	certain pre-petition claims by the Private Company and the Partnership were netted and waived;

•
the Private Company and the Partnership resolved certain remaining issues related to the contribution of crude oil assets to the Partnership in connection with the Partnership’s initial public offering, the Partnership’s acquisition of the Acquired Asphalt Assets, the Partnership’s acquisition of the Acquired Pipeline Assets and the Partnership’s acquisition of the Acquired Storage Assets, including the release of claims relating to such acquisitions; and

•
the Partnership and the Private Company entered into the Trademark Agreement (as defined below) which provides the Partnership with a non-exclusive, worldwide license to use certain trade names, including the name “SemGroup”, and the corresponding mark until December 31, 2009, and the Private Company waived claims for infringement relating to such trade names and mark prior to the date of such license agreement.

Management is obtaining independent valuations of the assets transferred.  Certain terms of transaction documents relating to the Settlement are discussed in more detail below.

Shared Services Agreement

In connection with the Settlement, the Partnership entered into a Shared Services Agreement, dated April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009 (the “Shared Services Agreement”), with the Private Company.  Pursuant to the Shared Services Agreement, the Private Company will provide certain general shared services, Cushing shared services (as described below), and SCADA services (as described below) to the Partnership.

The general shared services include crude oil movement services, Department of Transportation services, right-of-way services, environmental services, pipeline and civil structural maintenance services, safety services, pipeline truck station maintenance services, project support services and truck dispatch services.  The fees for such general shared services are fixed at $125,000 for the month of April 2009.  Thereafter the fees will be calculated in accordance with the formulas contained therein.  The Private Company has agreed to provide the general shared services for three years (subject to earlier termination as provided therein) and the term may be extended an additional year by mutual agreement of the parties.

The Cushing shared services include operational and maintenance services related to terminals at Cushing, Oklahoma.  The fees for such Cushing shared services are fixed at $20,000 for the month of April 2009.  Thereafter the fees will be calculated in accordance with the formulas contained therein.  The Private Company has agreed to provide the Cushing shared services for three years (subject to earlier termination as provided therein) and the term may be extended an additional year by mutual agreement of the parties.

The SCADA services include services related to the operation of the SCADA system which is used in connection with the Partnership’s crude oil operations.  The fees for such SCADA services are fixed at $15,000 for the month of April 2009.  Thereafter the fees will be calculated in accordance with the formulas contained therein.  The Private Company has agreed to provide the SCADA services for five years (subject to earlier termination as provided therein) and the Partnership may elect to extend the term for two subsequent five year periods.

Transition Services Agreement

In connection with the Settlement, the Partnership entered into a Transition Services Agreement, dated April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009 (the “Transition Services Agreement”), with the Private Company.  Pursuant to the Transition Services Agreement, the Private Company will provide certain corporate, crude oil and asphalt transition services, in each case for a limited amount of time, to the Partnership.

Transfer of Crude Oil Assets

In connection with the Settlement, the Partnership transferred certain crude oil assets located in Kansas and northern Oklahoma to the Private Company.  These transfers included real property and associated personal property at locations where the Private Company owned the pipeline.  The Partnership retained certain access and connection rights to enable it to continue to operate its crude oil trucking business in such areas.  In addition, the Partnership transferred its interests in the SCADA System, a crude oil inventory tracking system, to the Private Company.

In addition, the Private Company transferred to the Partnership (i) 355,000 barrels of crude oil line fill and tank bottoms, which are necessary for the Partnership to operate its crude oil tank storage operations and its Oklahoma and Texas crude oil pipeline systems, (ii) certain personal property located in Oklahoma, Texas and Kansas used in connection with the Partnership’s crude oil trucking business and (iii) certain real property located in Oklahoma, Kansas, Texas and New Mexico that was intended to be transferred in connection with the Partnership’s initial public offering.

Transfer of Asphalt Assets

In connection with the Settlement, the Private Company transferred certain asphalt processing assets that were connected to, adjacent to, or otherwise contiguous with the Partnership’s existing asphalt facilities and associated real property interests to the Partnership.  The transfer of the Private Company’s asphalt assets in connection with the Settlement provides the Partnership with outbound logistics for its existing asphalt assets and, therefore, allows it to provide asphalt terminalling, storage and processing services to third parties.

New Throughput Agreement

In connection with the Settlement, the Partnership and the Private Company entered into a Throughput Agreement, dated as of April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009 (the “New Throughput Agreement”), pursuant to which the Partnership provides certain crude oil gathering, transportation, terminalling and storage services to the Private Company.

Under the New Throughput Agreement, the Partnership charges the following fees: (i) barrels gathered via gathering lines will be charged a gathering rate of $0.75 per barrel, (ii) barrels transported within Oklahoma will be charged $1.00 per barrel while barrels transported on the Masterson Mainline will be charged $0.55 per barrel, (iii) barrels transported by truck will be charged in accordance with the schedule contained therein, including a fuel surcharge, (iv) storage fees shall equal $0.50 per barrel per month for product located in storage tanks located in Cushing, Oklahoma and $0.44 per barrel per month for product not located in dedicated Cushing storage tanks, and (v) a delivery charge of $0.08 per barrel will be charged for deliveries out of the Cushing Interchange Terminal. The New Throughput Agreement has an initial term of one year with additional automatic one-month renewals unless either party terminates the agreement upon thirty-days prior notice.

New Terminalling and Storage Agreement

In connection with the Settlement, the Partnership and the Private Company entered into a Terminalling and Storage Agreement, dated as of April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009 (the “New Terminalling Agreement”), pursuant to which the Partnership provides certain asphalt terminalling and storage services for the remaining asphalt inventory of the Private Company.  Storage services under the New Terminalling Agreement are equal to $0.565 per barrel per month multiplied by the total shell capacity in barrels for each storage tank where the Private Company and its affiliates have product; provided that if the Private Company removes all product from a storage tank prior to the end of the month, then the storage service fees shall be pro-rated for such month based on the number of calendar days storage was actually used.  Throughput fees under the New Terminalling Agreement are equal to $9.25 per ton; provided that no fees are payable for transfers of product between storage tanks located at the same or different terminals.  The New Terminalling Agreement has an initial term that expires on October 31, 2009, which may be extended for one month by mutual agreement of the parties.

New Access and Use Agreement

In connection with the Settlement, the Partnership and the Private Company entered into an Access and Use Agreement, dated as of April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009 (the “New Access and Use Agreement”), pursuant to which the Partnership will allow the Private Company access rights to the Partnership’s asphalt facilities relating to its existing asphalt inventory.  The term of the Access and Use Agreement will end separately for each terminal upon the earlier of October 31, 2009 or until all of the existing asphalt inventory of the Private Company is removed from such terminal.

Trademark Agreement

In connection with the Settlement, the Private Company and the Partnership entered into a Trademark License Agreement, dated as of April 7, 2009 to be effective as of 11:59 PM CDT March 31, 2009 (the “Trademark Agreement”), pursuant to which the Private Company granted the Partnership a non-exclusive, worldwide license to use certain trade names, including the name “SemGroup”, and the corresponding mark until December 31, 2009, and the Private Company waived claims for infringement relating to such trade names and mark prior to the effective date of the Trademark Agreement.

Building and Office Leases

In connection with the Settlement, the Partnership leased office space in Oklahoma City, Oklahoma and certain facilities in Cushing, Oklahoma to the Private Company.  The terms for the leases expire on March 31, 2014.  The rents for such leases are as described in the exhibits thereto.

Easements

In connection with the Settlement, the Partnership and the Private Company granted mutual easements relating to access, facility improvements, existing and future pipeline rights and corresponding rights of ingress and egress for properties owned by the parties at Cushing, Oklahoma.  In addition, the Partnership granted the Private Company certain pipeline easements at Cushing, Oklahoma, together with the corresponding rights of ingress and egress.

Partnership Revenues

For the year ended December 31, 2008, the Partnership derived approximately 73%, respectively, of its revenues, excluding fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks, from services it provided to the Private Company and its subsidiaries.  Prior to the Order and the Settlement, the Private Company was obligated to pay the Partnership minimum monthly fees totaling $76.1 million annually and $58.9 million annually in respect of the minimum commitments under the Throughput Agreement and the Terminalling Agreement, respectively, regardless of whether such services were actually utilized by the Private Company.  As described above, the Order required the Private Company to make certain payments under the Throughput Agreement and Terminalling Agreement during a portion of the third and fourth quarters of 2008, including the contractual minimum payments under the Terminalling Agreement.  In connection with the Settlement, the Partnership waived the fees due under the Terminalling Agreement during March 2009.  In addition, the Private Company rejected the Throughput Agreement and the Terminalling Agreement and the Partnership and the Private Company entered into the New Throughput Agreement and the New Terminalling Agreement.  The Partnership expects revenues from services provided to the Private Company under the New Throughput Agreement and New Terminalling Agreement to be substantially less than prior revenues from services provided to the Private Company as the new agreements are based upon actual volumes gathered, transported, terminalled and stored instead of certain minimum volumes and are at reduced rates when compared to the Throughput Agreement and Terminalling Agreement.

The Partnership has been pursuing opportunities to provide crude oil terminalling and storage services, crude oil gathering and transportation services and asphalt services to third parties.  As a result of new crude oil third-party crude oil storage contracts, the Partnership increased its third-party terminalling and storage revenue from approximately $1.0 million, or approximately 10% of total terminalling and storage revenue during the second quarter of 2008, to approximately $4.6 million and $8.4 million, or approximately 41% and 83% of total terminalling and storage revenue for the third and fourth quarter of 2008, respectively.

 In addition, as a result of new third-party crude oil transportation contracts and reduced commitments of usage by the Private Company under the Throughput Agreement, the Partnership increased its third-party crude oil gathering and transportation revenue from approximately $5.0 million, or approximately 21% of total gathering and transportation revenue during the second quarter of 2008, to approximately $10.9 million and $13.6 million, or approximately 51% and 85% of total crude oil gathering and transportation revenue for the third and fourth quarter of 2008, respectively.

The significant majority of the increase in third party revenues results from an increase in third-party crude oil services provided and a corresponding decrease in crude oil services provided to the Private Company due to the termination of the monthly contract minimum revenues under the Throughput Agreement in September 2008.  Average rates for the new third-party crude oil terminalling and storage and gathering and transportation contracts are comparable with those previously received from the Private Company.  However, the volumes being terminalled, stored, gathered and transported have decreased as compared to periods prior to the Bankruptcy Filings, which has negatively impacted total revenues.  As an example, fourth quarter 2008 total revenues are approximately $9.5 million (or approximately 19%) less than second quarter 2008 total revenues, in each case excluding fuel surcharge revenues related to fuel and power consumed to operate its liquid asphalt cement storage tanks.

In addition, the Partnership has recently entered into leases and storage agreements with third parties relating to 45 of its 46 asphalt facilities.

The Partnership has entered into various crude oil transportation and storage contracts with third parties and is continuing to pursue additional contracts with third parties; however, these additional efforts may not be successful.  In addition, certain third parties may be less likely to enter into business transactions with the Partnership due to the Bankruptcy Filings.  The Private Company may also choose to curtail its operations or liquidate its assets as part of the Bankruptcy Cases.  As a result, unless the Partnership is able to generate additional third party revenues, the Partnership will continue to experience lower volumes in its system which could have a material adverse effect on its results of operations and cash flows.

Asphalt Operations

Historically, the Partnership provided liquid asphalt cement terminalling and storage services to the Private Company pursuant to the Terminalling Agreement.  In connection with the Settlement, the Private Company rejected the Terminalling Agreement and the Partnership and the Private Company entered into the New Terminalling Agreement whereby the Partnership provides liquid asphalt cement terminalling and storage services to the Private Company in connection with its remaining asphalt inventory.  The New Terminalling Agreement has an initial term that ends on October 31, 2009 and the Private Company has agreed to remove all of its existing asphalt inventory no later than such date, and the Partnership expects that the Private Company may remove it much earlier than such date.  Also in connection with the Settlement, the Private Company transferred certain asphalt assets to the Partnership that were connected to the Partnership’s existing asphalt assets.  The transfer of the Private Company’s asphalt assets in connection with the Settlement provides the Partnership with outbound logistics for its existing asphalt assets and, therefore, allows it to provide asphalt terminalling, storage and processing services to third parties.

The asphalt industry in the United States is characterized by a high degree of seasonality. Much of this seasonality is due to the impact that weather conditions have on road construction schedules, particularly in cold weather states. Refineries produce liquid asphalt cement year round, but the peak asphalt demand season is during the warm weather months when most of the road construction activity in the United States takes place. As a result, liquid asphalt cement is typically purchased from refineries at low prices in the low demand winter months and then processed and sold at higher prices in the peak summer demand season.  Any significant decrease in the amount of revenues that the Partnership receives from its liquid asphalt cement terminalling, storage and processing operations could have a material adverse effect on the Partnership’s cash flows, financial condition and results of operations.

The Partnership has recently entered into leases and storage agreements with third parties relating to 45 of its 46 asphalt facilities.

The revenues that the Partnership will receive pursuant to these leases and storage agreements will be less than the revenues received under the Terminalling Agreement with the Private Company.  Without sufficient revenues from its asphalt assets, the Partnership may be unable to meet the covenants, including the minimum liquidity, minimum EBITDA and minimum receipt requirements, under its credit agreement.

Operation and General Administration of the Partnership

As is the case with many publicly traded partnerships, the Partnership has not historically directly employed any persons responsible for managing or operating the Partnership or for providing services relating to day-to-day business affairs.  Pursuant to the Amended Omnibus Agreement, the Private Company operated the Partnership’s assets and performed other administrative services for the Partnership such as accounting, legal, regulatory, development, finance, land and engineering.  The events related to the Bankruptcy Filings terminated the Private Company’s obligations to provide services to the Partnership under the Amended Omnibus Agreement.  The Private Company continued to provide such services to the Partnership until the effective date of the Settlement at which time the Private Company rejected the Amended Omnibus Agreement and the Private Company and the Partnership entered into the Shared Services Agreement and the Transition Services Agreement relating to the provision of such services.  In addition, in connection with the Settlement, the Partnership made offers of employment to, and now employs, certain individuals associated with its crude oil operations and subsequently made additional offers of employment to, and now employs, certain individuals associated with its asphalt operations.  The costs to directly employ these individuals as well as the costs under the Shared Services Agreement and the Transition Services Agreement may be higher than those previously paid by the Partnership under the Amended Omnibus Agreement, which could have a material adverse effect on the Partnership’s business, cash flows, ability to make distributions to its unitholders, the price of its common units, its results of operations and ability to conduct its business.

In addition, in connection with the Settlement, the Partnership agreed to not solicit the Private Company’s employees for a year from the time of the Settlement.  In connection with the Bankruptcy Cases, the Private Company may reduce a substantial number of its employees or some of the Private Company’s employees may choose to terminate their employment with the Private Company, some of whom may currently be providing general and administrative and operating services to the Partnership under the Shared Services Agreement or the Transition Services Agreement.  Any reductions in critical personnel who provide services to the Partnership and any increased costs to replace such personnel could have a material adverse effect on the Partnership’s business, cash flows, ability to make distributions to its unitholders, the price of its common units, its results of operations and ability to conduct its business.

Intellectual Property Rights

Pursuant to the Amended Omnibus Agreement, the Partnership licensed the use of certain trade names and marks, including the name “SemGroup.”  This license terminated automatically upon the Change of Control.  In connection with the Settlement, the Private Company and the Partnership entered into the Trademark Agreement, pursuant to which the Private Company granted the Partnership a non-exclusive, worldwide license to use certain trade names, including the name “SemGroup” and the corresponding mark, until December 31, 2009, and the Private Company waived claims for infringement relating to such trade names and mark prior to the effective date of such Trademark Agreement (see “—Settlement with the Private Company”).  As such, the Partnership will be required to change its name and trademark upon or prior to the expiration of the Trademark Agreement.  The expenses associated with such a change may be significant, which could have a material adverse effect on the Partnership’s business, financial condition, results of operations, cash flows, ability to make distributions to its unitholders, the trading price of its common units and its ability to conduct its business.

Credit Facility

As described in Note 8, in connection with the events related to the Bankruptcy Filings, events of default occurred under the Partnership’s credit agreement.  On September 18, 2008, the Partnership and the requisite lenders under its credit facility entered into the Forbearance Agreement relating to such events of default.  On April 7, 2009, the Partnership and the requisite lenders entered into the Credit Agreement Amendment, under which the lenders consented to the Settlement and waived all existing defaults and events of default described in the Forbearance Agreement and amendments thereto.  See Note 8 for more information regarding the Partnership’s credit facility, the Forbearance Agreement and the Credit Agreement Amendment.

Distributions to Unitholders

The Partnership did not make a distribution to its common unitholders, subordinated unitholders or general partner attributable to the results of operations for the quarters ended June 30, 2008, September 30, 2008, December 31, 2008 or March 31, 2009 due to the events of default under its credit agreement and the uncertainty of its future cash flows relating to the Bankruptcy Filings.  In addition, the Partnership does not currently expect to make a distribution relating to the second quarter of 2009. The Partnership’s unitholders will be required to pay taxes on their share of the Partnership’s taxable income even though they did not receive a cash distribution for such periods.  The Partnership distributed approximately $14.3 million to its unitholders for the three months ended March 31, 2008.  Pursuant to the Credit Agreement Amendment, the Partnership is prohibited from making distributions to its unitholders if its leverage ratio (as defined in the credit agreement) exceeds 3.50 to 1.00.  As of December 31, 2008, the Partnership’s leverage ratio was 4.86 to 1.00. If the Partnership’s leverage ratio does not improve, it may not make quarterly distributions to its unitholders in the future.

The Partnership’s partnership agreement provides that, during the subordination period, which the Partnership is currently in, the Partnership’s common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3125 per common unit per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

Nasdaq Delisting

Effective at the opening of business on February 20, 2009, trading in the Partnership’s common units was suspended on the Nasdaq Global Market (“Nasdaq”) due to its failure to timely file its periodic reports with the SEC, and the Partnership’s common units were subsequently delisted from Nasdaq.  The Partnership’s common units are currently traded on the Pink Sheets, which is an over-the-counter securities market, under the symbol SGLP.PK.  The fact that the Partnership’s common units are not listed on a national securities exchange is likely to make trading such common units more difficult for broker-dealers, unitholders and investors, potentially leading to further declines in the price of the common units.  In addition, it may limit the number of institutional and other investors that will consider investing in the Partnership’s common units, which may have an adverse effect on the price of its common units.  It may also make it more difficult for the Partnership to raise capital in the future.

The Partnership continues to work to become compliant with its SEC reporting obligations and intends to promptly seek the relisting of its common units on Nasdaq as soon as practicable after it has become compliant with such reporting obligations.  However, the Partnership may not be able to relist its common units on Nasdaq or any other national securities exchange, and the Partnership may face a lengthy process to relist its common units if it is able to relist them at all.

Claims Against and By the Private Company’s Bankruptcy Estate

In connection with the Settlement, the Partnership and the Private Company entered into mutual releases regarding certain claims.  In addition, the Settlement provided that the Partnership has a $35 million unsecured claim against the Private Company relating to the rejection of the Terminalling Agreement and a $20 million unsecured claim against the Private Company relating to rejection of the Throughput Agreement.  On May 15, 2009, the Private Company filed the Reorganization Plan.  If such plan is confirmed without material amendment, the Partnership’s claims will be impaired, and the Partnership will recover substantially less than the nominal value of such claims if it recovers anything.  The Partnership may also have additional claims against the Private Company that were not released in connection with the Settlement, and the Private Company may also have additional claims against the Partnership that were not released in connection with the Settlement.  Any claims asserted by the Partnership against the Private Company in the Bankruptcy Cases will be subject to the claim allowance procedure provided in the Bankruptcy Code and bankruptcy rules.  If an objection is filed, the Bankruptcy Court will determine the extent to which any such claim that has been objected to is allowed and the priority of such claim.

Governmental Investigations

On July 21, 2008, the Partnership received a letter from the staff of the SEC giving notice that the SEC is conducting an inquiry relating to the Partnership and requesting, among other things, that the Partnership voluntarily preserve, retain and produce to the SEC certain documents and information relating primarily to the Partnership’s disclosures respecting the Private Company’s liquidity issues, which were the subject of the Partnership’s July 17, 2008 press release.  On October 22, 2008, the Partnership received a subpoena from the SEC pursuant to a formal order of investigation requesting certain documents relating to, among other things, the Private Company’s liquidity issues.  The Partnership has been cooperating, and intends to continue cooperating, with the SEC in its investigation.

On July 23, 2008, the Partnership and its general partner each received a Grand Jury subpoena from the United States Attorney’s Office in Oklahoma City, Oklahoma, requiring, among other things, that the Partnership and its general partner produce financial and other records related to the Partnership’s July 17, 2008 press release.  The Partnership has been informed that the U.S. Attorneys’ Offices for the Western District of Oklahoma and the Northern District of Oklahoma are in discussions regarding the subpoenas, and no date has been set for a response to the subpoenas.  The Partnership and its general partner intend to cooperate fully with this investigation if and when it proceeds.

Securities and Other Litigation

Between July 21, 2008 and September 4, 2008, the following class action complaints were filed:

        1.      Poelman v. SemGroup Energy Partners, L.P., et al., Civil Action No. 08-CV-6477, in the United States District Court for the Southern District of New York (filed July 21, 2008).  The plaintiff voluntarily dismissed this case on August 26, 2008;

        2.      Carson v. SemGroup Energy Partners, L.P. et al . , Civil Action No. 08-cv-425, in the Northern District of Oklahoma (filed July 22, 2008);

        3.       Charles D. Maurer SIMP Profit Sharing Plan f/b/o Charles D. Maurer v. SemGroup Energy Partners, L.P. et al. , Civil Action No. 08-cv-6598, in the United States District Court for the Southern District of New York (filed July 25, 2008);

        4.      Michael Rubin v. SemGroup Energy Partners, L.P. et al. , Civil Action No. 08-cv-7063, in the United States District Court for the Southern District of New York (filed August 8, 2008);

        5.      Dharam V. Jain v. SemGroup Energy Partners, L.P. et al. , Civil Action No. 08-cv-7510, in the United States District Court for the Southern District of New York  (filed August 25, 2008); and

        6.      William L. Hickman v. SemGroup Energy Partners, L.P. et al. , Civil Action No. 08-cv-7749, in the United States District Court for the Southern District of New York (filed September 4, 2008).

Pursuant to a motion filed with the United States Judicial Panel on Multidistrict Litigation (“MDL Panel”), the Maurer case has been transferred to the Northern District of Oklahoma and consolidated with the Carson case.  The Rubin, Jain, and Hickman cases have also been transferred to the Northern District of Oklahoma.

A hearing on motions for appointment as lead plaintiff was held in the Carson case on October 17, 2008.  At that hearing, the court granted a motion to consolidate the Carson and Maurer cases for pretrial proceedings, and the consolidated litigation is now pending as In Re: SemGroup Energy Partners, L.P. Securities Litigation , Case No. 08-CV-425-GKF-PJC. The court entered an order on October 27, 2008, granting the motion of Harvest Fund Advisors LLC to be appointed lead plaintiff in the consolidated litigation.  On January 23, 2009, the court entered a Scheduling Order providing, among other things, that the lead plaintiff may file a consolidated amended complaint within 70 days of the date of the order, and that defendants may answer or otherwise respond within 60 days of the date of the filing of a consolidated amended complaint.  On January 30, 2009 the lead plaintiff filed a motion to modify the stay of discovery provided for under the Private Securities Litigation Reform Act. The court granted Plaintiff’s motion, and the Partnership and certain other defendants filed a Petition for Writ of Mandamus in the Tenth Circuit Court of Appeals that was denied after oral argument on April 24, 2009.

The lead plaintiff obtained an extension to file its consolidated amended complaint until May 4, 2009; defendants have 60 days from that date to answer or otherwise respond to the complaint.

The lead plaintiff filed a consolidated amended complaint on May 4, 2009.  In that complaint, filed as a putative class action on behalf of all purchasers of the Partnership’s units from July 17, 2007 to July 17, 2008 (the “class period”), lead plaintiff asserts claims under the federal securities laws against the Partnership, its general partner, certain of the Partnership’s current and former officers and directors, certain underwriters in the Partnership’s initial and secondary public offerings, and certain entities who were investors in the Private Company and their individual representatives who served on the Private Company’s management committee. Among other allegations, the amended complaint alleges that the Partnership’s financial condition throughout the class period was dependent upon speculative commodities trading by the Private Company and its Chief Executive Officer, Thomas L. Kivisto, and that defendants negligently and intentionally failed to disclose this speculative trading in the Partnership’s public filings during the class period. Specifically, the amended complaint alleges claims for violations of sections 11, 12(a)(2), and 15 of the Securities Act of 1933 for damages and rescission with respect to all persons who purchased the Partnership’s units in the initial and secondary offerings, and also asserts claims under section 10b, Rule 10b-5, and section 20(a) of the Securities and Exchange Act of 1934. The amended complaint seeks certification as a class action under the Federal Rules of Civil Procedure, compensatory and rescissory damages for class members, pre-judgment interest, costs of court, and attorneys’ fees.

The Partnership intends to vigorously defend these actions.  There can be no assurance regarding the outcome of the litigation.  An estimate of possible loss, if any, or the range of loss cannot be made and therefore the Partnership has not accrued a loss contingency related to these actions. However, the ultimate resolution of these actions could have a material adverse effect on the Partnership’s business, financial condition, results of operations, cash flows, ability to make distributions to its unitholders, the trading price of the Partnership’s common units and its ability to conduct its business.

In March and April 2009, nine current or former executives of the Private Company and certain of its affiliates filed wage claims with the Oklahoma Department of Labor against the General Partner.  Their claims arise from the General Partner’s Long-Term Incentive Plan, Employee Phantom Unit Agreement (“Phantom Unit Agreement”).  Most claimants allege that phantom units previously awarded to them vested upon the Change of Control that occurred in July 2008.  One claimant alleges that his phantom units vested upon his termination.  The claimants contend the General Partner’s failure to deliver certificates for the phantom units within 60 days after vesting has caused them to be damaged, and they seek recovery of approximately $2 million in damages and penalties.  On April 30, 2009, all of the wage claims were dismissed on jurisdictional grounds by the Department of Labor.  The General Partner intends to continue to vigorously defend these claims.

The Partnership may become the subject of additional private or government actions regarding these matters in the future.  Litigation may be time-consuming, expensive and disruptive to normal business operations, and the outcome of litigation is difficult to predict.  The defense of these lawsuits may result in the incurrence of significant legal expense, both directly and as the result of the Partnership’s indemnification obligations.  The litigation may also divert management’s attention from the Partnership’s operations which may cause its business to suffer.  An unfavorable outcome in any of these matters may have a material adverse effect on the Partnership’s business, financial condition, results of operations, cash flows, ability to make distributions to its unitholders, the trading price of the Partnership’s common units and its ability to conduct its business. All or a portion of the defense costs and any amount the Partnership may be required to pay to satisfy a judgment or settlement of these claims may not be covered by insurance.

Examiner

On August 12, 2008, a motion was filed by the United States Trustee asking the Bankruptcy Court to appoint an examiner to investigate the Private Company’s trading strategies as well as certain “insider transactions,” including the contribution of the crude oil assets to the Partnership in connection with its initial public offering, the sale of the Acquired Asphalt Assets to the Partnership, the sale of the Acquired Pipeline Assets to the Partnership, the sale of the Acquired Storage Assets to the Partnership, and the entering into the Holdings Credit Agreements by SemGroup Holdings.  On September 10, 2008, the Bankruptcy Court approved the appointment of an examiner, and on October 14, 2008, the United States Trustee appointed Louis J. Freeh, former director of the Federal Bureau of Investigation, as the examiner (the “Examiner”).  On April 15, 2009, the Examiner filed a report summarizing the findings of his investigation with the Bankruptcy Court (the “Examiner’s Report”).

The Examiner was directed by the Bankruptcy Court to (i) investigate the circumstances surrounding the Private Company’s trading strategy, the transfer of the New York Mercantile Exchange account, certain insider transactions, the formation of the Partnership, the potential improper use of borrowed funds and funds generated from the Private Company’s operations and the liquidation of its assets to satisfy margin calls related to the trading strategy for the Private Company and certain entities owned or controlled by the Private Company’s officers and directors and (ii) determine whether any directors, officers or employees of the Private Company participated in fraud, dishonesty, incompetence, misconduct, mismanagement, or irregularity in the management of the affairs of the Private Company and whether the Private Company’s estates have causes of action against such persons arising from any such participation.

The Examiner’s Report identified potential claims or causes of action against current officers of the General Partner who were former officers and/or directors of the Private Company, including (i) against Kevin L. Foxx for his failure to develop a suitable risk management policy or integrate a suitable risk management policy into the Private Company’s business controls, and for his failure to comply with the risk management policy that did exist, thereby subjecting the Private Company to increased risk and (ii) against Alex G. Stallings for his failure to stop Thomas L. Kivisto from engaging in trading activity on his own behalf through Westback Purchasing Company, L.L.C. (“Westback”), a limited liability trading partnership that Mr. Kivisto owned and controlled, thereby subjecting the Private Company to increased risk and losses.  In addition, the Examiner’s Report criticized Mr. Foxx for certain conflicts of interest with entities that he or his family invested in and that had a business relationship with the Private Company.  Additionally, the Examiner’s Report identified a number of potential claims or causes of action against Mr. Kivisto and Gregory C. Wallace, who are former directors of the General Partner and former officers of the Private Company, including, without limitation, for negligence and mismanagement, fraud and false statements, conversion and corporate waste, unjust enrichment, breach of fiduciary duties and breach of contract.

The Examiner did not perform a detailed analysis applying the elements of any of the causes of action identified in the Examiner’s Report to the facts of the Private Company’s Bankruptcy Cases or otherwise evaluate the strength of any particular claims the Private Company’s bankruptcy estate may have.  In addition, the Examiner did not analyze potential defenses that may be available with respect to these causes of action.

The Examiner’s Report and related exhibits are publicly available at www.kccllc.net/SemGroup.

Bankruptcy Adversary Proceeding

The Official Committee of Unsecured Creditors of SemCrude, L.P. (“Unsecured Creditors Committee”) filed an adversary proceeding in connection with the Bankruptcy Cases  against Thomas L. Kivisto, Gregory C. Wallace, and Westback.  In that proceeding, filed February 18, 2009, the Unsecured Creditors Committee asserted various claims against the defendants on behalf of the Private Company’s bankruptcy estate, including claims based upon theories of fraudulent transfer, breach of fiduciary duties, waste, breach of contract, and unjust enrichment.  On June 8, 2009, the Unsecured Creditors Committee filed a Second Amended Complaint asserting additional claims against Kevin L. Foxx and Alex G. Stallings, among others, based upon certain findings and recommendations in the Examiner’s Report described above (see “—Examiner”). The claims against Mr. Foxx are based upon theories of fraudulent transfer, unjust enrichment, and breach of fiduciary duty with respect to certain bonus payments received from the Private Company, and other claims of breach of fiduciary duty and breach of contract are also alleged against Messrs. Foxx and Stallings in the amended complaint.  Messrs. Foxx and Stallings have informed the Partnership that they intend to vigorously defend these claims.

Internal Review

As previously announced, in July 2008 the Board created an internal review subcommittee of the Board comprised of directors who are independent of management and the Private Company to determine whether the Partnership participates in businesses other than as described in its filings with the SEC and to conduct investigations into other such specific items as are deemed to be appropriate by the subcommittee.  The subcommittee retained independent legal counsel to assist it in its investigations.

The subcommittee has investigated a short-term financing transaction involving two subsidiaries of the Private Company.  This transaction was identified as a potential source of concern in a whistleblower report made after the Private Company filed for bankruptcy.  Although the transaction did not involve the Partnership or its subsidiaries, it was investigated because it did involve certain senior executive officers of the General Partner who were also senior executive officers of the Private Company at the time of the transaction.  Based upon its investigation, counsel for the subcommittee found that, subject to the subcommittee’s lack of access to Private Company documents and electronic records and witnesses, although certain irregularities occurred in the transactions, the transaction did not appear to cause the relevant officers to understand or believe that the Private Company had a lack of liquidity that imperiled the Private Company’s ability to meet its obligations to the Partnership and that certain aspects of the documentation of the transaction that were out of the ordinary did not call into question the integrity of any of the relevant officers.

The subcommittee also investigated whether certain senior executive officers of the General Partner who were also senior executive officers of the Private Company knew and understood, beginning as early as July 2007 and at various times thereafter, about a lack of liquidity at the Private Company that imperiled the Private Company’s ability to meet its obligations to the Partnership.  Based upon this investigation, and subject to the subcommittee’s lack of access to Private Company documents and electronic records and witnesses, counsel for the subcommittee found that each of the officers had access to and reviewed Private Company financial information, including information regarding the Private Company’s commodity trading activities, from which they could have developed an understanding of the nature and significance of the trading activities that led to liquidity problems at the Private Company well before they say they did.  While the officers each stated sincerely that they did not understand the nature or extent of the Private Company’s trading-related problems until the first week of July 2008 or later, objective evidence suggests that they showed at least some indifference to known or easily discoverable facts and that they failed to adhere to procedures under the Private Company’s Risk Management Policy created expressly to ensure that the Private Company’s trading activities were properly monitored.  Nonetheless, counsel for the subcommittee was not persuaded by the documents and other evidence it was able to access that the officers in fact knew and understood that the Private Company’s liquidity or capital needs were a significant cause for alarm until, at the earliest, the second quarter of 2008.  Moreover, while it appeared to counsel that the officers developed a growing awareness of the nature and severity of the Private Company’s liquidity issues over the second quarter of 2008, counsel was unable to identify with any more precision the specific level of concern or understanding these individuals had prior to July 2008.  While not within the scope of such counsel’s investigation, counsel was requested by the subcommittee to note any information that came to counsel’s attention during its investigation that suggested that the officers intended to deceive or mislead any third party.  Subject to limitations described in its report, no information came to counsel’s attention during its investigation that suggested to counsel that the officers intended to deceive or to mislead any third parties.  In addition, in connection with the investigation, counsel for the subcommittee did not express any findings of intentional misconduct or fraud on the part of any officer or employee of the Partnership.

After completion of the internal review, a plan was developed with the advice of the Audit Committee of the Board to further strengthen the processes and procedures at the Partnership.  This plan includes, among other things, reevaluating executive officers and accounting and finance personnel (including a realignment of officers as described elsewhere in this report) and hiring, as deemed necessary, additional accounting and finance personnel or consultants; reevaluating the Partnership’s internal audit function and determining whether to expand the duties and responsibilities of such group; evaluating the comprehensive training programs for all management personnel covering, among other things, compliance with controls and procedures, revising the reporting structure so that the Chief Financial Officer reports directly to the Audit Committee, and increasing the business and operational oversight role of the Audit Committee.

Equity Awards and Employment Agreements

The Change of Control constituted a change of control under the Plan, which resulted in the early vesting of all awards under the Plan.  As such, the phantom units awarded to Messrs. Kevin L. Foxx, Michael J. Brochetti, Alex G. Stallings, Peter L. Schwiering and Jerry A. Parsons in the amounts of 150,000 units, 90,000 units, 75,000 units, 45,000 units and 20,000 units, respectively, are fully vested.  The common units underlying such awards were issued to such individuals in August 2008.  In addition, the 5,000 restricted units awarded to each of Messrs. Billings, Kosnik and Bishop for their service as independent members of the Board fully vested.

The Change of Control also resulted in a change of control under the employment agreements of Messrs. Foxx, Brochetti, Stallings, Schwiering and Parsons.  If within one year after the Change of Control any such officer is terminated by the General Partner without Cause (as defined below) or such officer terminates the agreement for Good Reason (as defined below), he will be entitled to payment of any unpaid base salary and vested benefits under any incentive plans, a lump sum payment equal to 24 months of base salary and continued participation in the General Partner’s welfare benefit programs for one year after termination. Upon such an event, Messrs Foxx, Brochetti, Stallings, Schwiering and Parsons would be entitled to lump sum payments of $900,000, $600,000, $550,000, $500,000 and $500,000, respectively, in addition to continued participation in the General Partner’s welfare benefit programs.  As of the date of the filing of this report, none of these officers is entitled to these benefits as none of them has been terminated by the General Partner without Cause or has terminated his agreement for Good Reason.

For purposes of the employment agreements:

“Cause” means (i) conviction of the executive officer by a court of competent jurisdiction of any felony or a crime involving moral turpitude; (ii) the executive officer’s willful and intentional failure or willful intentional refusal to follow reasonable and lawful instructions of the Board; (iii) the executive officer’s material breach or default in the performance of his obligations under the employment agreement; or (iv) the executive officer’s act of misappropriation, embezzlement, intentional fraud or similar conduct involving the General Partner.

“Good Reason” means (i) a material reduction in the executive officer’s base salary; (ii) a material diminution of the executive officer’s duties, authority or responsibilities as in effect immediately prior to such diminution; or (iii) the relocation of the named executive officer’s principal work location to a location more than 50 miles from its current location.

Taxation as a Corporation

The anticipated after-tax economic benefit of an investment in the Partnership’s common units depends largely on the Partnership being treated as a partnership for federal income tax purposes.  If less than 90% of the gross income of a publicly traded partnership, such as the Partnership, for any taxable year is “qualifying income” from sources such as the transportation, marketing (other than to end users), or processing of crude oil, natural gas or products thereof, interest, dividends or similar sources, that partnership will be taxable as a corporation under Section 7704 of the Internal Revenue Code for federal income tax purposes for that taxable year and all subsequent years.

If the Partnership were treated as a corporation for federal income tax purposes, then it would pay federal income tax on its income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates.  Distributions would generally be taxed again to unitholders as corporate distributions and none of the Partnership’s income, gains, losses, deductions or credits would flow through to its unitholders. Because a tax would be imposed upon the Partnership as an entity, cash available for distribution to its unitholders would be substantially reduced.  Treatment of the Partnership as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to unitholders and thus would likely result in a substantial reduction in the value of the Partnership’s common units.

The Partnership recently entered into new storage contracts and leases with third party customers with respect to substantially all of its asphalt facilities.  It is unclear under current tax law as to whether the rental income from the leases, and whether  the fees attributable to certain of the processing services the Partnership provides under certain of the storage contracts, constitute “qualifying income.”  In the second quarter of 2009, the Partnership submitted a request for a ruling from the IRS that rental income from the leases constitutes “qualifying income.”  The Partnership may not be successful in obtaining this ruling.  If the Partnership is not successful in obtaining this ruling, it will likely have to transfer the leases and the related asphalt assets and rental income, and/or certain of the processing assets and related fee income, to one or more subsidiaries taxed as corporations.  Even if successful in obtaining this ruling, the Partnership will likely transfer certain of the processing assets and related fee income, to one or more subsidiaries taxed as corporations.  Any such subsidiary that is taxed as a corporation would pay federal income tax on its income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state (and possibly local) income tax at varying rates.  Distributions would generally be taxed again to unitholders as corporate distributions and none of the income, gains, losses, deductions or credits of any such subsidiary would flow through to the Partnership’s unitholders.  If a material amount of entity-level taxes were incurred by any such subsidiaries, then the Partnership’s cash available for distribution to its unitholders could be substantially reduced.

Other Effects

The Bankruptcy Filings have had and may in the future continue to have a number of other impacts on the Partnership’s business and management.  In the Amended Omnibus Agreement and other agreements with the Private Company, the Private Company agreed to indemnify the Partnership for certain environmental and other claims relating to the crude oil and liquid asphalt cement assets that have been contributed to the Partnership.  In connection with the Settlement, the Partnership waived these claims and the Amended Omnibus Agreement and other relevant agreements, including the indemnification provisions therein, were rejected as part of the Bankruptcy Cases.  If the Partnership experiences an environmental or other loss, it would experience increased losses that may have a material adverse effect on the Partnership’s business, financial condition, results of operations, cash flows, ability to make distributions to its unitholders, the trading price of its common units and its ability to conduct its business.

The Partnership is currently pursuing various strategic alternatives for its business and assets including the possibility of entering into strategic partnerships (potentially involving the issuance of additional interests in the Partnership), additional storage contracts with third party customers, and/or the sale of all or a portion of the Partnership’s assets.  The uncertainty relating to the Bankruptcy Filings and the recent global market and economic conditions may make it more difficult to pursue strategic opportunities or enter into storage contracts with third party customers.